The following items were the subject of a Form 12(b)-25 and are included herein: Items 1, 2, 6, 7, 8, 9, 11, 13 and 14.

            Securities and Exchange Commission
                 Washington, DC  20549

                  FORM 10-K/A No. 1

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1994 or

[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
     OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from _______________ to
     __________________

Commission file number 1-10669

                       XCL Ltd.
- --------------------------------------------------------
  (Exact name of registrant as specified in its charter)

          Delaware                         51-0305643
- -------------------------------       -------------------
(State or other jurisdiction of        (I.R.S. Employer
incorporation or organization)        Identification No.)

     110 Rue Jean Lafitte
     Lafayette, Louisiana                        70508
- ---------------------------------------         ---------
(Address of principal executive offices)       (Zip Code)

                      318-237-0325
- ----------------------------------------------------
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.01 par value      American Stock Exchange
____________________________      _______________________
Title of each class                Name on each exchange
                                    on which registered

Securities registered pursuant to Section 12(g) of the Act: None

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

     The aggregate market value of the voting stock held by nonaffiliates of the registrant on March 14, 1995, was approximately $181,071,164.

     237,420,181 shares Common Stock, $.01 par value were outstanding on March 14, 1995.

              DOCUMENTS INCORPORATED BY REFERENCE
                            None

         THE INDEX TO EXHIBITS IS LOCATED AT PAGE 81


                    TABLE OF CONTENTS

                         PART I
                                                       Page
                                                       ----
Item 1. and Item 2. Business and Properties              3
     General                                             3
     The Zhao Dong Block                                 4
     U.S. Exploration and Production Activities          8
     Oil and Gas Reserves                                9
     Production, Sales and Cost Data                    10
     Oil and Gas Acreage                                11
     Drilling Activity                                  12
     Well Data                                          12
     Other Domestic Properties                          12
     Title to Properties                                13
     Markets                                            13
     Competition.                                       14
     Certain Factors Relating to the Company and
       the Oil and Gas Industry                         14
     U.S. Regulation                                    17
     Employees                                          18
     Premises                                           19

                         PART II
Item 6.  Selected Financial Data.                       20
Item 7.  Management's Discussion and Analysis
          of Financial Condition and Results of
          Operations.                                   21
Item 8.  Financial Statements and Supplemental Data.    27
Item 9.  Changes in and Disagreements on Accounting
          and Financial Disclosure                      59

                         PART III

Item 11. Executive Compensation                         60
Item 13. Certain Relationships and Related
          Transactions                                  71

                         PART IV

Item 14. Exhibits, Financial Statement Schedules,
          and Reports on Form 8-K.                      73
Signatures                                              76
Glossary of Terms                                       98


                       PART I
                       ------

Item 1.  and Item 2. Business and Properties.

     See the Glossary of Terms attached hereto for definitions of certain commonly used industry terms. The Company operates through several wholly owned subsidiaries. Accordingly, all references herein to the Company or XCL include such subsidiaries.

General
- -------

     XCL Ltd. (the "Company" or "XCL") is engaged principally in the exploration for and the development and production of crude oil and natural gas. Based on the success of its first project in The People's Republic of China, an exploration and production joint venture on the Zhao Dong Block in the shallow-water sea area of the Bohai Bay, the Company's growth strategy is to expand its participation in the Chinese energy industry by continuing to explore and develop the Zhao Dong Block and by selectively entering into additional energy related joint ventures. This strategy is the result of the Company's opinion that China (i) has extensive undeveloped energy resources, (ii) is experiencing and will continue for the foreseeable future to experience high growth in demand for energy, and (iii) has a firm policy of encouraging foreign participation in the development of its energy resources. The Company believes, as evidenced by its own experience in China, that Chinese policy offers opportunity for participation by independent oil and gas companies in the development of the Chinese energy business. Additionally, the Company believes, because of its early success in China, that it has an excellent relationship with the Chinese authorities in charge of the development of China's energy resources and that the Company can, therefore, be competitive in China.

     The Company acquired the rights to the exploration, development and production of the Zhao Dong Block effective May 1, 1993. During 1994 the Company drilled a discovery well in the "C" area of the Zhao Dong Block which tested 2,160 barrels per day. This discovery well was confirmed by an appraisal well which tested 3,640 barrels per day. Development of the "C" area is now proceeding with the drilling of additional wells to be followed by the installation of production facilities. Commencement of production is anticipated during the first half of 1996 to allow time to secure Chinese government approvals. Several additional prospects have been mapped on the Zhao Dong Block, and the Company plans to drill at least two exploration wells in 1995.

     As part of the Company's objective of expanding its involvement in the Chinese energy business and developing its relationship with the Chinese authorities responsible for the development of China's energy resources, on January 14, 1995, the Company signed a letter of intent with CNPC United Lube Oil Corporation subject to satisfaction of certain conditions, to form a joint venture for the manufacture and sale of lubricating oil in China and southeast Asian markets. The joint venture, which is expected to have a 30 year life, requires a total investment estimated at $12 million of which 40% shall be the capital of the venture, (shared 51% to the China interest; 49% to the Company's interest) and the remainder is expected to be project financed as venture borrowings. The joint venture is to assume ownership of an existing lubricating oil blending plant located in LangFang, China (design capacity 20,000 metric tons per annum) and is to evaluate constructing a second plant (design capacity 40,000 metric tons per annum) at Tianjin Harbor, China.

     Before 1993 the Company operated primarily in the Gulf Coast area of the United States. The Company's principal producing oil and gas interests are located onshore in the Berry R. Cox Field gas producing area, including the Berry R. Cox, Dan A Hughes, North Aviator's and South Aviator's Fields (collectively, the "Cox Field") and the Mestena Grande and West Coyote Fields (collectively, the "Mestena Grande Field"), both in south Texas. Its U.S. undeveloped acreage is located onshore in Texas, Louisiana and Mississippi.

     XCL Ltd., formerly The Exploration Company of Louisiana,
Inc., is the successor to a Louisiana corporation of the same name which was incorporated in 1981.

The Zhao Dong Block
- -------------------

     Geology and Geophysics
     ----------------------

     The Zhao Dong Block extends from the shoreline of the Dagang Oil Field on Bohai Bay to water depths of approximately 5 meters and encompasses approximately 197 square kilometers (approximately 48,677 acres). The Company believes that a portion of the Zhao Dong Block represents the seaward extension of the Dagang oil field complex. The Dagang oil field complex is one of China's largest oil fields, with cumulative production in excess of 650 million barrels of oil, according to information provided by Chinese sources.

     The geology of Bohai Bay is similar in many respects to the U.S. Gulf Coast, with Tertiary formations contributing a major portion of the production. The sediments in Bohai Bay are, however, non-marine and oil prone as opposed to open marine and gas and condensate prone sediments found in the U.S. Gulf Coast. Interpretation of seismic and subsurface data appears to indicate the presence of a thick structured sedimentary section in the contract area with the possibility of excellent source rock indicated by its close proximity to producing fields. The Company has reprocessed over 850 kilometers of existing two dimensional seismic data on and adjacent to the Zhao Dong Block and has performed seismic operations over an additional 220 kilometers of data to assist it in determining the location of the wells to be drilled.

     Results of 1994 Drilling
     ------------------------

     In June 1994, the Company announced the successful testing of the first exploration well in the northeastern portion of the Zhao Dong Block. The Zhao Dong C-1 well tested on pump at a combined total rate of 2,160 barrels of oil per day from the perforated intervals between 1,304 and 1,360 meters. The Zhao Dong C-2 appraisal well was similarly tested in November 1994, at a rate of 3,640 barrels of oil per day from perforated intervals between 1,301 and 1,366 meters.

     Several additional prospects have been mapped on the Zhao
Dong Block, and the Company plans to drill at least two exploration wells in 1995.

Production Sharing Agreement Summary
- -------------------------------------

     The Company acquired the rights to the
exploration,development and production of the Zhao Dong Block by executing a Production Sharing Agreement with China National Oil and Gas Exploration and Development Corporation ("CNODC") in February 1993. Under the terms of the Production Sharing Agreement the Company is responsible for all exploration costs. If a commercial discovery is made, and CNODC exercises its option to participate in the development of the field, all development and operating costs and related oil and gas production will be shared up to 51% by CNODC and the remainder by the Company and its partner. In March 1994, the Company farmed out a one-third interest in its contract rights for the Zhao Dong Block to Apache Corporation. Apache Corporation is required to pay one-third of costs allocated to the Company under the Production Sharing Agreement as well as certain additional fees.

     The Production Sharing Agreement includes the following additional principal terms:

* The Production Sharing Agreement is basically divided into three periods: the Exploration period, the Development period and the Production period. Work to be performed and expenditures to be incurred during the Exploration period, which consists of three phases totaling seven years from May 1, 1993, are the exclusive responsibility of the Contractor (the Company and Apache as a group). The Contractor's obligations in the three exploration phases are as follows:

     1. During the first three years, the Contractor is required to drill three wildcat wells, perform seismic data acquisition and processing, and expend a minimum of $6 million (The Contractor has drilled one wildcat well and has satisfied the minimum expenditure requirement.);

     2. During the next two years, the Contractor is required to drill two wildcat wells, perform seismic data acquisition and processing, and expend a minimum of $4 million;

     3. During the last two years, the Contractor is required to drill two wildcat wells and expend a minimum of $4 million;
and

     4. Work performed and expenditures incurred in any exploration phase in excess of the minimum requirements for such phase will be credited against the minimum work and expenditure requirements for the next phase.

* The Development period for any field discovered during the Exploration period commences on the date of approval by the Ministry of Energy of the development plan for an oil and/or gas field. The Production period of any oil and/or gas field in the area covered by the Production Sharing Agreement ("Contract Area") shall be a period of 15 consecutive years (each of 12 months) commencing, for each field, on the date of commencement of commercial production as determined under the Agreement.
      Prior to the commencement of the Production period, during the Development period, oil and gas may be produced and sold during a long term testing period.

*     After each of the first two phases of the Exploration
      Period, two segments of the Contract Area (after deducting areas in which development and production activities are being undertaken) must be relinquished. Segments on which no wildcat wells have been drilled shall be relinquished first. At the end of the last phase of the Exploration period, the remaining portions of the Contract Area (except for any development and production areas) must be relinquished.

* The Production Sharing Agreement may be terminated by the Contractor at the end of each phase of the Exploration period, without further obligation.

*     While the Production Sharing Agreement requires the
      Contractor to pay all exploration costs, CNODC has the option to participate for up to a 51% interest in the Development and Production periods, paying its corresponding share of development and operating costs and receiving the same percentage of oil and gas production, subject to royalty payments, cost recovery and other adjustments as set forth below.

* Operating costs for any given calendar year for an oil and/or gas field shall be recovered by the parties in kind out of production from the field during such year. Unrecovered costs are carried forward to the next calendar year. Exploration costs in any area in the Contract Area shall be recovered by the Contractor, in kind, out of production from any field in the Contract Area and development costs for any field, plus interest at nine percent, shall, after recoupment of exploration costs, be recovered in kind out of the production from such field.

* Annual gross production ("AGP") of each oil and gas field in the Contract Area determined separately shall be allocated in the following sequence and proportions:

     1.     5% of AGP shall be used to pay the Chinese taxes.

     2. Determined on a field by field basis, the Chinese government shall receive a sliding scale royalty calculated as follows:

          Metric Tons of Annual
          Crude Oil Production (1)           Royalty Rate
          ------------------------           ------------
           Up to 50,000                           -
           50,000 to 100,000                      1%
           100,000 to 150,000                     2%
           150,000 to 200,000                     3%
           200,000 to 300,000                     4%
           300,000 to 500,000                     6%
           500,000 to 750,000                     8%
           750,000 to 1,000,000                  10%
           Over 1,000,000                        12.5%

___________________
(1) One metric ton is roughly equivalent to seven barrels of crude oil.

     3. 60% of AGP shall be deemed "cost recovery oil" and shall be used to recover costs incurred by the parties, first for the recovery of operating costs, and then for the recovery of exploration and development costs, in that order. Such cost recovery oil is not subject to the royalty due the Chinese government.

     4. The remaining amount of AGP shall be deemed "remainder oil" and shall be further divided into "allocable remainder oil" and "Chinese share oil." "Allocable remainder oil" is calculated based upon a sliding scale formula relating to the amount of production, and is shared by the parties in proportion to their respective interests. All oil remaining after the above allocations are effected is designated "Chinese share oil" and shall be allocated to CNODC or other Chinese government designee.

     * The Company is the operator for all operations in the Contract Area during the Exploration period. The Production Sharing Agreement is administered by a joint management committee comprised of an equal number of representatives designated by the Contractor (the Company and Apache as a group) and CNODC. Disputes must first be resolved through negotiation and then through arbitration. If the parties agree, arbitration will be conducted by the China International Economic and Trade Commission in accordance with its provisional rules. In the event the parties fail to agree on such arbitration, the dispute shall be arbitrated before a panel of three arbitrators, one each appointed by each of the parties and the third appointed by the two arbitrators so designated (or failing such appointment, by the Arbitration Institute of the Stockholm Chamber of Commerce, Sweden). The arbitration panel shall conduct the arbitration in accordance with the rules of the United Nations Commission on International Trade Law of 1976 (subject to the rules expressly provided in the Contract). Any award shall be final and binding on the parties.

     *     The Production Sharing Agreement is governed by Chinese law.

U.S. Exploration and Production Activities
- ------------------------------------------

     The Cox Field
     -------------

     The Cox Field, initially discovered in 1986, is located in Webb, Zapata and Jim Hogg Counties, Texas. Present production is associated with numerous well-developed deltaic sands of Wilcox age which were expanded across a large growth fault system, resulting in a large rollover anticline. Numerous large fields occur in similar settings along this trend in south Texas.

     The Company currently participates in 20 productive wells (13.08 net wells) within the field. To date only two non productive wells have been drilled in the Cox Field. The Company has an average working interest of approximately 65% in the 3,061acre (which is equivalent to 1,846 net acres) productive area, and working interests ranging from 50% to 100% in an additional 2,452 acres (1,423 net acres) on the flanks of the producing field area.

     Through seismic processing and interpretation, the Company has identified what it believes to be significant reserve potential deeper than, and lateral to, existing producing reservoirs. This concept was successfully tested on the southern flank of the Field by two wells drilled in 1993. In 1994 the Hughes Lopez No. 4 well, in which the Company has a 50% working interest, was drilled on the southern flank to a total depth of 15,727 feet and discovered three productive pay intervals. The well was completed in November 1994 flowing 3,744 Mcf per day on a 10/64 inch choke with 6,661 psig flowing tubing pressure. On the northeast flank of the field the Company drilled and completed the Armstrong Ranch No. 2 well in 1994. Various mechanical problems delayed the fracture stimulation until February 1995. This well, in which the Company has a 60% working interest, was turned to sales, flowing 1,120 Mcf per day on a 10/64 inch choke with 3,125 psig flowing tubing pressure.

     Mestena Grande Field
     --------------------

     The Mestena Grande Field, located in Jim Hogg County, Texas, is an elongate, north-south trending faulted anticline which produces primarily from the Eocene Queen City Sand interval. The Company has working interests ranging from approximately 7% to 33% in 11,567 gross acres (1,586 net acres) and in 27 productive wells (3.75 net wells) within the field. Since its discovery in 1981, gross production from the Company's wells in the field has reached approximately 75 Bcf and 2.9 million barrels of oil.

     Three development wells were drilled during 1994. The Mestena Oil and Gas E No. 17 well, in which the Company owns a 20% working interest, was drilled to a total depth of 10,000 feet. The well was turned to sales during June 1994 at an initial rate of 3,117 Mcfd plus 106 Bbls of oil per day on a 14/64 inch choke with 3,810 psig flowing tubing pressure. The Mestena Oil and Gas E No. 18 well, in which the Company owns an 18.4% working interest, was drilled to 10,000 feet and was turned to sales during May 1994, at an initial rate of 463 Mcfd plus 14 Bbls of oil per day on a 24/64 inch choke with 350 psig flowing tubing pressure. The Flores No. 2 well, in which the Company owns an 8.8% working interest, was drilled to 10,000 feet and was turned to sales during June 1994, at an initial rate of 135 Mcfd plus 5 Bbls of oil per day on a 28/64 inch choke with 370 psig flowing tubing pressure.

    The Company expects additional development wells to be drilled in the Mestena Grande Field starting in the second quarter of 1995.

Oil and Gas Reserves
- --------------------

     Estimates of the Company's oil and gas reserves and future net revenues as of December 31, 1994, as prepared by Company petroleum engineers are set forth below. (See "Certain Factors Relating to the Company and the Oil and Gas Industry Uncertainty of Estimates of Reserves and Future Net Revenues".)

                      Net Proved Reserves and Revenues - By Reserve Category

                                                                     10% P.V.
                                  Oil      Gas      Future Net    of Future Net
                                (Mbbls)   (Mmcf)   Revenues ($M)  Revenues ($M)
                                -------   ------   -------------   -----------
Proved Developed Producing       103.0    8,800.7     13,285.9        9,581.2
Proved Developed Non-Producing    23.3   25,989.7     31,275.7       20,422.0
Proved Undeveloped               167.3   39,417.2     50,115.6       30,244.6
                                 -----   --------     --------       --------
     Total Proved                293.6   74,207.6     94,677.2       60,247.8
                                 =====   ========     ========       ========

     The Company believes that, as a result of the existing tax basis in properties and net operating loss carryforwards for tax purposes, no provision for future income taxes is necessary.

        Net Proved Oil and Gas Reserves - By Major Field

                             As of December 31, 1994
                            -------------------------
                              (MBbls)         (Mmcf)
                         -------------     --------------
Field                    Oil       %        Gas        %
- ---------------------     ------  -----     --------  ----
Cox Field                23.3     7.9     67,691.4    91.2
Mestena Grande Field     248.5   84.6      6,497.9     8.8

     Other than as set forth above, no single field or well accounted for more than 10% of the Company's year end proved oil or gas reserves.

     Estimates of reserves and of future net revenues, to the extent they rely on certain assumptions which are subject to numerous inherent uncertainties, are necessarily imprecise and may vary substantially when prepared by different petroleum engineers, or by the same engineers at different times. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered.

     Since December 31, 1990, as an operator of domestic oil and gas properties, the Company has filed Department of Energy Form EIA-23, "Annual Survey of Oil and Gas Reserves" as required by Public Law 93-275. There are differences between the reserves as reported on EIA-23 and as reported herein. The difference is attributable to the fact that Form EIA-23 requires that an operator report on the total reserves attributable to wells which are operated by it, without regard to ownership (i.e., reserves are reported on a gross operated basis, rather than on a net interest basis). Production, Sales and Cost Data

     The following table sets forth certain information regarding the production volumes, revenues, average prices received and average production costs associated with the Company's sale of oil and gas for the periods indicated.

                                    Year Ended December 31,
                                   -------------------------
                                    1994     1993      1992
                                    ----     ----      ----
Net Production: (a)
  Gas (MMcf)                        2,219    4,261     6,143
  Oil (MBbl)                           32       20        45
  Gas equivalent (MMcfe)            2,414    4,381     6,413

Oil and gas sales ($ in 000's)(b)
  Gas                              $3,664   $7,648    $9,292
  Oil and other                       672      851     1,259
    Total oil and gas sales        $4,336   $8,499   $10,551

Average sales price:
  Gas ($ per Mcf)                    1.65     1.79      1.51
  Oil ($ per Bbl)                   15.76    16.73     20.22
  Gas equivalent($ per Mcfe)         1.80     1.94      1.65

Oil and gas costs ($ per Mcfe):
  Production expenses and taxes      0.70     0.69      0.61
  Depreciation, depletion and
   amortization of oil and gas
   properties                        1.25     1.27      0.96
________________
(a)  Excludes gas consumed in operations.
(b)  Includes plant products recovered from treating and processing operations.

    The following table shows the 1994 production of oil and natural gas liquids and natural gas by major fields. Approximately 96% of the Company's net gas production was attributable to the Cox and Mestena Grande Fields.

                                 1994 Net Production
                                 -------------------
                                (MBbls)        (Mmcf)
                               ----------    ------------
Field                          Oil     %      Gas     %
- -----------------              ----  ----    -----   ----
Cox Field                       --    --     1,692  6.3
Mestena Grande                  12   37.5      436 19.6
Other                           20   62.5       91  4.1

Oil and Gas Acreage
- -------------------

     The oil and gas acreage in which the Company had a leasehold interest or other contractual interest at December 31, 1994 is summarized in the following table. "Gross" acres are the total number of acres in which the Company owns a working interest (or, in the case of the Zhao Dong Block, the number of acres subject to the Production Sharing Agreement). "Net" acres are gross acres multiplied by the Company's fractional working interest (or, in the case of the Zhao Dong Block, the Company's fractional share of the costs of production before CNODC's reversionary interest).

                                 Developed       Undeveloped
                              ------------     ----------------
                              Gross    Net      Gross      Net
                              -----    ---      -----     -----
The People's Republic
of China                        --      --      48,677    32,451
                              ======  =====     ======     ======
United States
     Texas (1)                14,628  3,432      2,452      1,423
     Mississippi (2)             --      --     19,762     13,116
     Louisiana (2)               --      --        640        300
                              ------  -----     ------     ------
               Total U.S.     14,628  3,432     22,854     14,839
                              ======  =====     ======     ======
____________
(1)  Includes 1,846 and 1,586 net developed acres in the Cox
     Field and Mestena Grande Field, respectively.
(2)  Acreage in Mississippi represents interests in the Black
     Warrior Basin. Acreage in Louisiana represents an interest in the East Riceville Prospect. The Company has decided to forego renewing these leases as they expire. Accordingly, all associated costs have been included in the full cost pool. See "Certain Factors Relating to the Company and the Oil and Gas Industry - Reserve Value Ceiling Test."

Drilling Activity
- -----------------

     The following tables sets forth wells drilled by the Company in the periods indicated.

                                 Year Ended December 31,
                         --------------------------------------
                              1994           1993          1992
                         -------------  -----------  -----------
United States            Gross     Net   Gross  Net   Gross   Net
- -------------             -----  ------  -----  ----  -----  ----
Exploratory:
 Productive                 2    1.0375    1   .210     2    .754
 Non-productive            --      --     --     --     1    .300
                          ---    ------  ---   ----   ---   -----
             Total          2    1.0375    1   .210     3   1.054

Development:
 Productive                 4    1.0731    1   .500    --     --
 Non-productive            --      --      1   .644    --     --
                          ---    ------  ---  -----   ---  -----
             Total          4    1.0731    2   1.144   --     --

                                       Year Ended December 31,
                           -------------------------------------
                              1994             1993         1992
                         -----------   -----------  ----------The
People's
 Republic of China       Gross   Net   Gross   Net   Gross    Net
- ------------------       -----  ----   -----   ---   ------   --
Exploratory:
 Productive                2    1.333    --    --     --      --
 Non-productive           --      --     --    --     --      --
                         ---    -----   ---   ---    ---     ---
          Total            2    1.333    --    --     --      --

Development:
 Productive               --      --     --    --     --      --
 Non-productive           --      --     --    --     --      --
                         ---     ---    ---   ---    ---     ---
          Total           --      --     --    --     --      --

Well Data
- ---------

     At December 31, 1994, the Company had interests in 39 producing gas wells (12.298 net).

Other Domestic Properties
- -------------------------

     The Company presently owns two large tracts of fee lands: the "Lutcher Moore Tract" totaling approximately 62,500 acres of wetlands along the Mississippi River in Louisiana and the "Phoenix Lake Tract" totaling 11,700 gross acres (9,100 net acres) of marsh lands in southwest Louisiana. On April 10, 1995, the Company entered into a letter of intent pursuant to which it will sell the Phoenix Lake Tract for approximately $2.4 million with the Company retaining 75% of its interest in the minerals. The Company has negotiated the terms of a proposed sale of the Lutcher Moore Tract, which upon closing would result in net cash proceeds of $8.6 million after payment of limited recourse debt. The sale is subject to the execution of definitive agreements, the purchaser securing financing and other customary conditions to closing.

     The Company also holds leasehold interests in Louisiana and Mississippi. The Company has decided to forego renewing these leases as they expire. Accordingly, all costs associated with these leases have been included in the full cost pool. See "Certain Factors Relating to the Company and the Oil and Gas Industry - Reserve Value Ceiling Test."

Title to Properties
- -------------------

     The Company believes that title to its properties is generally acceptable in accordance with prevailing standards in the oil and gas industry, subject to exceptions which do not materially detract from the value of such properties. The Company's properties are subject to royalty, overriding royalty, carried and other similar interests and contractual arrangements customary in the oil and gas industry, to liens incident to operating agreements, to liens for current taxes not yet due and other relatively minor encumbrances.

     Substantially all of the Company's producing properties, as well as the stock of its major subsidiaries have been pledged to collateralize borrowings under its Credit Agreement with Internationale Nederlanden (U.S.) Capital Corporation ("INCC").

     Detailed title examinations have not been made on all of the Company's undeveloped oil and gas leases. As is customary in the oil and gas industry, only a perfunctory title examination is conducted at the time undeveloped properties believed to be suitable for drilling operations are acquired, and therefore, undeveloped properties can be subject to various title defects. Generally, however, prior to the commencement of domestic drilling operations, a thorough title examination is conducted and any significant, known defects remedied before operations are commenced.

Markets
- -------

     Substantially all of the Company's gas production from the Cox Field is dedicated to MidCon Texas Pipeline Corp. ("MidCon") under contracts dated May 1, 1991, as amended effective July 1, 1993. MidCon purchases the gas at the greater of a price fixed under one of the contracts, or 93% of the Houston Ship Channel delivery point price for gas. Availability of the fixed minimum price is subject to certain minimum production quantities. The Company does not expect to produce the required minimum quantity until 1996. MidCon may, under certain circumstances, exercise its contractual right to change the fixed minimum price to be paid for Cox Field gas in any contract year, provided that the present value of all Cox Field gas as of May 1, 1991 (discounted at 10% per annum) cannot be less than $1.85 per Mcf. Should the Company disagree with the revised pricing schedule, the Company must sell and MidCon is obligated to purchase all of the Company's gas production from the Cox Field up to a maximum of 30,000 Mcfd until June 30, 1998, and 25,000 Mcfd for the five years thereafter at 93% of the Houston Ship Channel delivery point price for gas. For the year ended December 31, 1994, approximately 61% of the Company's oil and gas revenues were realized from sales under the MidCon contracts.

     The Company believes that under present market conditions this arrangement is favorable to the Company, and has been favorable since May 1991. Under different market conditions the Company may be deprived of entering into alternative contracts and obtaining a higher price for its gas production. Should the MidCon contracts be terminated, the Company would be required to market its own gas under terms and conditions which currently would be less favorable than its arrangement with MidCon. There are other gas purchasers with facilities in the vicinity of the Cox Field that the Company believes would take all of the Company's production currently committed to MidCon.

     The Company's gas produced from the Mestena Grande Field is purchased by Williams Gas Marketing under a spot gas arrangement. Condensate is sold under a similar arrangement to Enron Oil Trading & Transportation. Plant products that are extracted from the gas are sold to Valero Hydrocarbons.

     During the past several years deliverability of gas in the United States has exceeded demand. This oversupply was caused by high deliverability from gas fields located in the Gulf of Mexico, coal-bed methane gas produced from wells drilled primarily to realize the substantial tax credits available under federal law, Canadian gas carried to the west coast and northeastern United States, and unseasonably mild weather throughout the U.S.

     Any significant decline in prices of natural gas received by the Company for an extended period would have a material adverse effect on the Company's financial condition and results of operations, and would, under certain circumstances, result in a reduction of funds available under the Company's bank credit facilities and impair access to other sources of capital. All of these factors are beyond the control of the Company. See "Certain Factors Relating to the Company and the Oil and Gas Industry Reserve Value Ceiling Test."

Competition
- -----------

     The oil and gas industry is competitive in all phases, both domestic and internationally. In pursuing its growth strategy of expanding its participation in the Chinese energy industry, the Company is in competition with the "major" integrated oil companies, national oil companies and other independent oil companies. Although many of these competitors have financial resources greater than those of the Company, management believes that the Company is positioned to compete effectively.

Certain Factors Relating to the Company and the Oil and Gas Industry
- --------------------------------------------------------------------

Nature of the Oil and Gas Business
- ----------------------------------

     General Industry Risks. The Company's business is affected by the general risks associated with the oil and gas industry. The availability of a ready market for oil and gas purchased, sold and produced by the Company depends upon numerous factors beyond its control, the exact effects of which cannot be accurately predicted. These factors include, among other things, the level of domestic production and economic activity generally, the availability of imported oil and gas, action taken by foreign oil-producing nations, the availability of transportation capacity, the availability and marketing of other competitive fuels, fluctuating and seasonal demand for oil, gas and refined products and the extent of governmental regulation and taxation (under both present and future legislation) of the production, refining, transportation, pricing, use and allocation of oil, natural gas, refined products and substitute fuels. See "U.S. Regulation." Accordingly, in view of the many uncertainties affecting the supply and demand for crude oil, natural gas and refined products, it is not possible to predict accurately either the prices or marketability of oil and gas produced from any property in which the Company has or may acquire an interest.

     General Exploration and Production Risks. The Company's oil and gas drilling and production activities involve a high degree of risk. The ratio of dry holes to commercially productive oil and gas wells is high for the industry as a whole. Hazards, such as formations with unusual pressures, or other unforeseen conditions are sometimes encountered in drilling wells which could result in loss of a well and in substantial liabilities or injuries to other persons or property. See "U.S. Regulation Safety." In addition, the Company may encounter delays due to adverse weather conditions and difficulties in securing supplies, drilling and production equipment and access to trained personnel. The Company seeks to minimize the risks of damage to the environment, property, and persons present in its drilling operations and obtains insurance coverage which it believes prudent.

     Foreign Operations
     ------------------

     The Company's activities on the Zhao Dong Block are subject to regulation under Chinese Law by the Ministry of Foreign Trade and Economic Cooperation ("MOFTEC") and CNODC. Such regulation covers a wide variety of matters comparable in scope to the type of regulations the Company faces in its domestic operations, including, without limitation, the drilling of wells, allowable rates of production, prevention of waste, pollution and protection of the environment, labor regulations and worker safety. In addition, the Company's activities may be exposed to the political and economic risks of operating in a foreign country including loss of revenues, property and equipment from such hazards as expropriation, nationalization, insurrection and other political risks; risks of increases in taxes and governmental royalties; and renegotiation of contracts with governmental entities; as well as changes in laws and policies governing operations of foreign based companies. Other risks inherent in foreign operations include the possibility of realizing economic currency exchange losses when transactions are completed in currencies other than United States dollars and the Company's inability to freely repatriate earnings under changes in exchange control laws. To date, the Company's Chinese operations have not been materially affected by these risks.

     Concentration of Operations
     ---------------------------

     The Company's current production and reserves are located primarily in south Texas and the Company's exploratory drilling activities are concentrated in the Zhao Dong Block. Because of this concentration, any regional events which increase costs, limit production or limit deliverability of oil or natural gas would impact the Company more adversely than if the Company were more geographically diversified.

Uncertainty of Estimates of Reserves and Future Net Revenues
- ------------------------------------------------------------

     There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves, including many factors beyond the control of the Company. Estimates of proved undeveloped reserves, which comprise a significant portion of the Company's reserves, are by their nature less certain. These estimates are based on various assumptions, including those prescribed by the Securities and Exchange Commission ("SEC"). Actual future production, oil and gas prices, revenues, taxes, capital expenditures, operating expenses, geologic success and quantities of recoverable oil and gas reserves may vary substantially from those assumed in the estimate, and could materially affect the estimated quantity and value of reserves set forth in the section entitled "Oil and Gas Reserves." In addition, the Company's reserves may be subject to downward or upward revision based upon production history, purchases or sales of properties, results of future development, prevailing oil and gas prices and other factors.

     Reserve Value Ceiling Test
     --------------------------

     Under the SEC's full cost accounting rules, the Company reviews the carrying value of its oil and gas properties each quarter on a country-by-country basis. Under such rules, capitalized costs of oil and gas properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of cost or fair value of unproved properties as adjusted for related tax effects and deferred tax reserves. Application of this rule generally requires pricing future production at the unescalated oil and gas prices in effect at the end of each fiscal quarter and requires a write-down if the "ceiling" is exceeded, even if prices declined for only a short period of time. If a write-down is required, the charge to earnings would not impact cash flow from operating activities. The Company recorded a $25.9 million provision for impairment of oil and gas properties during 1994, reflecting lower gas prices, management's decision to forego renewing certain domestic exploration leases in the Black Warrior Basin, East Riceville and Milton prospects and the transfer of certain Cox Field costs to the full cost pool. The costs of remaining unproved and unevaluated properties at December 31, 1994 include primarily leases located adjacent to the Cox Field producing properties. As these unproved properties become evaluated, their costs are reclassified to proved and evaluated properties, and any associated future revenue is included in the calculation of the present value of the Company's proved reserves. Prospectively, any such costs in excess of the present value of added reserves, or any material reductions in the net future revenues from oil and gas reserves resulting from such factors as lower prices or downward revisions in estimates of reserve quantities would cause a charge for a full cost ceiling impairment, absent offsetting improvements. Downward revisions in estimates of reserve quantities may also adversely affect the Company's borrowing base calculation under its credit facility with INCC, which may then require prepayments of principal.

     Additional Financing Required
     -----------------------------

     In light of the Company's working capital deficit, outstanding indebtedness and the capital commitments associated with its business activities in The People's Republic of China as well as Cox Field, the Company projects that it will require additional capital of $25 million to $35 million through 1995. Of these amounts approximately $12.5 are non-discretionary expenditures, of which $5 million represents payments on limited recourse indebtedness. Such additional financing must be obtained to meet contingencies as they arise. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 to the Consolidated Financial Statements.

U.S. Regulation
- ---------------

     Marketing and Transportation
     ----------------------------

     The domestic oil and gas industry is heavily regulated by federal, state and local authorities. The Company cannot predict the future course or effect upon the Company's domestic operations of such governmental regulation of its business.

     Of particular importance is Federal Energy Regulatory Commission ("FERC") Order No. 636 (Pipeline Service Obligations and Revisions to Regulations Governing SelfImplementing Transportation Under Part 284 of the Commission's Regulations), initially issued in 1992. This Order requires natural gas pipelines to restructure their transportation rates and service conditions to ensure that non-pipeline natural gas merchants are treated on a parity with pipeline natural gas merchants. The significance of this, coupled with other actions of FERC to stimulate the traditional industrial and local distribution company customers of the interstate pipelines to purchase their gas supplies from alternative sources, has been at least threefold. First, demands by industrial consumers, local distribution companies, and marketers for direct access to gas in the gas fields of the producing states, and for transportation by the interstate pipelines of these volumes from the gas fields to end-use markets, have increased. Second, interstate pipeline demand for gas in the gas fields of the producing states has diminished. Third, the pricing of natural gas at the wellhead has become more responsive to fluctuations in the supply and demand for gas. These fluctuations are subject to innumerable variables outside the ability of the Company to control or predict with certainty, such as weather conditions, economic trends, acts of governmental authorities and international political events.

     Safety
     ------

     The Company is subject to the requirements of the federal
Occupational Safety and Health Act ("OSHA") and comparable state statutes. The Company believes that it is in substantial compliance with OSHA requirements, including general industry standards, record-keeping requirements and monitoring of occupational exposure to benzene.

     The OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the Federal Superfund Amendment and Reauthorization Act, and comparable state statutes will require the Company to organize and disclose information about the hazardous material used in its operations. Certain parts of this information must be reported to employees, state and local governmental authorities and local citizens upon request. In general, the Company expects to increase its expenditures during the next decade to comply with higher industry and regulatory safety standards such as those described above. Such expenditures cannot be accurately estimated at this time, although they are not expected to have a material adverse impact on the Company.

     Environmental Matters
     ---------------------

     The Company's domestic operating subsidiaries are subject to existing federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to the protection of the environment. The Company believes that its operations and facilities are in general compliance with applicable environmental regulations. Environmental laws and regulations have changed substantially and rapidly over the last 20 years, and the Company anticipates that there will be continuing changes. The clear trend in environmental regulation is to place more restrictions and limitations on activities that may impact the environment, such as emissions of pollutants, generation and disposal of wastes and use and handling of chemical substances. Increasingly strict environmental restrictions and limitations have resulted in increased operating costs throughout the United States, and it is possible that the costs of compliance with environmental laws and regulations will continue to increase. The Company will attempt to anticipate future regulatory requirements that might be imposed and to plan accordingly in order to remain in compliance with changing environmental laws and regulations minimizing costs of such compliance.

     The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund" law, requires payments for cleanup of certain abandoned waste disposal sites, even though such waste disposal activities were undertaken in compliance with regulations applicable at the time of disposal. Under the Superfund legislation, one party may, under certain circumstances, be required to bear more than its proportional shares of cleanup costs at a site where it has responsibility pursuant to the legislation, if payments cannot be obtained from other potentially responsible parties ("PRPs"). States also have regulatory programs that can mandate waste cleanup. CERCLA authorizes the Environmental Protection Agency ("EPA") and, in some cases, third parties to take action in response to threats to the public health or the costs they incur. The scope of financial liability under these laws involves inherent uncertainties. The Company has entered into a De Minimis Administrative Order on Consent with the EPA and other PRPs with respect to the cleanup of one Superfund site resulting in a minimum payment in settlement of the matter.

Employees
- ---------

     The Company currently employs a total of 41 people (including executive officers). Except for employment agreements entered into with certain employees of XCL-China, Ltd., none of the employees of the Company or its affiliates have employment contracts or are represented by collective bargaining agreements. The Company considers its relationship with employees to be satisfactory.

Premises
- --------

     The Company owns a two-story office building located at 110 Rue Jean Lafitte, Lafayette, Louisiana 70508. The building contains approximately 19,000 square feet of gross space and was constructed in 1981 on approximately one acre of land. The building is wholly occupied by employees of the Company.

     The building was originally purchased in 1988 from a partnership comprised of Messrs. Marsden W. Miller, Jr. and John
T. Chandler, officers and directors of the Company, at its appraised value of $1,150,000 through the assumption, and payment of a portion of, the underlying mortgages in the aggregate amount of $1,150,000. The holder of the first mortgage refused, however, to release Mr. Miller from his personal guarantee of the mortgage. The Company and Mr. Miller have agreed that $178,500 of the security deposit previously paid by the Company when it was a tenant, will remain outstanding until the Company secures release of such guarantee. This amount (approximately one year's rent) was reduced during 1989 to $151,000 as a result of subsequent adjustments. In 1994, 1993 and 1992, the Company accrued interest of approximately $14,000, $14,000 and $14,000, respectively, on the outstanding amount, resulting in a balance of $247,000 at year-end 1994. The outstanding balance of the underlying mortgage as of December 31, 1994 was $705,000.

     The Company leases office space in Tianjin, China, under an operating lease expiring in July 1995, from which it conducts its China operations. Plans are underway to lease a representative office in Tangu, China and a procurement office in Dagang, China.

                                 PART II
                                 -------

Item 6.   Selected Financial Data.

     The consolidated financial data for the Company presented below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations set forth in Item 7 and the Consolidated Financial Statements set forth in Item 8.

                                            (Expressed in Thousands Except Per Share Amounts)

                                                         Year Ended December 31
                                            -------------------------------------------------
                                            1994(a)   1993(b)   1992(c)    1991(d)    1990(e)
                                            -------   -------   -------    -------    -------
Results of Operations:
  Oil and gas revenues                   $  4,336    $  8,499   $ 10,551   $ 11,217   $  8,350
  Net loss                               $(36,622)   $(15,197)  $(23,983)  $(23,859)  $  1,270
  Net loss attributable to common stock  $(41,529)   $(19,978)  $(29,221)  $(28,897)  $ (1,086)
  Net loss per common and common
   equivalent share                      $   (.21)   $   (.17)  $   (.28)  $   (.32)  $   (.01)
  Weighted average common shares
   outstanding                            198,303     118,996    103,543     89,672     86,974

Balance Sheet Data:
Total assets                             $149,803    $157,377    $148,533   $158,281  $168,413
Long-term debt, net                      $ 41,607(f) $ 53,965(f) $ 44,195   $ 44,952  $ 39,321
Total shareholders' equity               $ 95,200    $ 84,609    $ 87,336   $ 97,846  $117,587
____________
(a)  Includes provision for impairment of oil and gas properties of $25.9 million and provision for write-down of other assets of
     $2.2 million and an extraordinary loss of $1.7 million.
(b)  Includes provision for impairment of oil and gas properties of $8 million.
(c)  Includes gain on sale of investment of $2.2 million, and provision for impairment of oil and gas properties of $22.4 million.
(d)  Includes gain on sale of investment of $1,316, provision for writedown of investments and other assets of $6,938, and
     provision for impairment of oil and gas properties of $14,600.
(e)  Includes a gain on sale of subsidiary stock of $3,940 and a loss on sale of investments of $1,436.
(f)  Includes limited recourse debt of an aggregate $731 and
     $3,708 as of December 31, 1994 and 1993, respectively, owed by the Lutcher Moore Group of subsidiaries.

Item 7.  Management's Discussion and Analysis of Financial
         Condition and Results of Operations.

     The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements, the notes thereto and the unaudited supplemental data included in this Annual Report.

Cash Flow and Working Capital
- -----------------------------

     At December 31, 1994, the Company had an operating cash balance of $6.8 million and a working capital deficit of $4.4 million at December 31, 1994, including $5.3 million of debt maturities due within the next 12 months.

     Operating activities used $3.6 million in cash during 1994, due to the decline in revenues at the Cox Field caused by the limited development activities during 1992 and 1993. To obtain funds for Cox Field development, Zhao Dong Block activities and other corporate requirements for 1994, the Company raised approximately $25 million from two transactions involving the sale of equity securities in the first quarter. These equity financings were supplemented by $3.3 million received during 1994 from the exercise of stock purchase warrants.

     In conjunction with the first quarter equity offerings, the Company refinanced its bank debt with a new lender, primarily to obtain a more favorable loan repayment schedule based on expected future cash flow. The new credit agreement, which is subject to semiannual borrowing base reviews, was closed and funded with a $29.2 million loan on February 1, 1994. Effective October 31, 1994, based on an agreement with its lending bank relating to the application of principal prepayments no further additional principal payments are required until January 1, 1996. However, the borrowing base is determined, in part, by the value of the Company's proved developed producing domestic oil and gas reserves which decline with production but can be increased by additional successful development drilling. If development drilling is either materially delayed or is less successful than expected, the lender could reduce the borrowing base and thus require earlier principal reductions. The next borrowing base determination is scheduled for September 30, 1995. To reduce its near term U.S. drilling expenditures, the Company is considering the sale or exchange of the Cox Field, which would also result in retirement of the Company's bank debt.

     During 1994, the Company farmed out a one third interest in the Zhao Dong Block for a substantial cash payment. This transfer also reduced the Company's future capital commitments associated with the Zhao Dong Block by one-third.

     The Company issued Common Stock to fully repay liabilities incurred in connection with the final settlement of matters with Sunrise Energy Services, Inc. ($1.3 million), retirement of its Lease Notes issue ($6.4 million including principal and interest) and the acquisition of a stock interest in Wolf Creek Resources, Inc., owner of the Galvan Ranch property ($2.9 million).

     The Company also simplified its capital structure by eliminating its classes of Series C and D Preferred Stock. In June 1994, the Company called for redemption of the Series C Preferred Stock, and subsequent to June 30, the Series D Preferred Stock. All of the holders of these securities converted their shares of Preferred Stock into Common Stock, in lieu of receiving cash in redemption of their shares. The Company declared cash dividend payments on Series A and Series B Preferred Stocks of approximately $2.6 million. The Company is required to sell shares of its Common Stock to fund these dividends and as of December 31, 1994, $965,000 of Common Stock remained to be sold.

     The Company's cumulative preferred stock dividend requirements amount to approximately $2.3 million semiannually.
The Company's credit agreement restricts the payment of cash dividends and insufficient liquidity exists currently to pay such amounts. Management intends to pay future preferred stock dividends in a similar manner to that in December.

Liquidity and Capital Resources
- -------------------------------

     The Company's business objectives during 1995 include (I) completing the first stage of development of the initial discovery on the Zhao Dong Block, (ii) drilling at least two additional exploration wells on the Zhao Dong Block and (iii) absent a sale or exchange, further development drilling in the Cox Field. To accomplish these objectives, the Company projects that it will require additional capital of $25 million to $35 million through 1995. Of these amounts approximately $12.5 are non-discretionary expenditures, of which $5 million represents payments on limited recourse indebtedness. The Company is now taking appropriate actions to arrange for adequate capital in stages as required to accomplish the above described objectives. These actions include and will include:

1. To develop the initial discovery on the Zhao Dong Block, the Company is in discussions with a major banking group with experience in debt financing in China, to provide project debt financing for all development costs. The banking group has indicated strong interest in providing such financing, and the Company and the banking group are in the process of negotiating the terms of the proposed financing. Another alternative available to the Company to obtain development funds is to joint venture with another oil company or financial group.

2.     To provide for additional liquidity the Company has:

       (i) Executed a letter of intent to sell the Phoenix Lake Tract for $2.4 million, consisting of $1.8 million in cash and a $.6 million reduction of current liabilities.

       (ii) Negotiated the terms of a proposed sale of the Lutcher Moore Tract, which upon closing would result in net cash proceeds of $8.6 million after payment of limited recourse debt. The sale is subject to the execution of definitive agreements, the purchaser securing financing and other customary conditions to closing. Management is negotiating an extension of the maturity dates of the mortgage debt burdening the property in the event the purchaser cannot consummate the transaction.

3. To sell or exchange the Cox Field for proved reserves requiring less development expenditures in the shortterm.

     Management has historically had the ability to generate funds through the sale of assets or securities. Management is confident that it can timely realize sufficient cash resources to adequately meet its obligations and its ongoing requirements. The timing of receipts from the various sources of funds is not entirely within the Company's control. Thus, the scheduling of planned activities will continue to be dependent on such cash receipts.

     Longer term liquidity is dependent on the Company's continuing access to capital markets, including its ability to issue additional debt and equity securities, which in certain cases may require the consent of INCC and holders of the Company's Subordinated Debt and Preferred Stock.

Other General Considerations
- ----------------------------

     The Company believes that inflation has had no material impact on the Company's sales, revenues or income during the reporting periods. Drilling costs and costs of other related services during the relevant periods have remained stable.

     The Company is subject to existing federal, state and local laws and regulations governing environmental quality and pollution control. Although management believes that such operations are in general compliance with applicable environmental regulations, risks of substantial costs and liabilities are inherent in oil and gas operations, and there can be no assurance that significant costs and liabilities will not be incurred. See "U.S. Regulation - Environmental Matters."

New Accounting Pronouncement
- ----------------------------

     In October 1994, the Financial Accounting Standards Board issued Statement No. 119 "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." This standard is effective for fiscal years beginning after December 15, 1994. Adoption of this standard is not expected to have a material effect on the financial position and results of operations of the Company.

Results of Operations
- ---------------------

1994 compared to 1993
- ---------------------

     The Company reported a net loss for 1994 of $36.6 million before preferred dividends of $4.9 million or a total of $.21 per share compared to a net loss for 1993 of $15.2 million before preferred dividends of $4.8 million or $.17 per share. The net loss for 1994 includes a $25.9 million noncash charge for the provision for impairment of oil and gas properties reflecting lower gas prices, the Company's decision to forego renewing certain domestic exploration leases in the Black Warrior Basin, East Riceville and Milton prospects and the transfer of certain Cox Field costs to the full cost pool. During 1993, an $8 million provision related to the impairment of oil and gas properties was recorded. See "Certain Factors Related to the Company and the Oil and Gas Related Industry - Reserve Value Ceiling Test."

     Earnings in 1994 also reflect the effects of a $1.7 million valuation reserve for the Lutcher Moore Tract which is one of the Company's assets held for sale. The valuation reserve is based upon the most recent offer of purchase for the tract. Additionally, the Company incurred an extraordinary charge of $1.7 million for the write-off of the deferred financing costs relating to a credit facility which was retired during the year.

     Earnings per common share are based on the weighted average number of shares of common and common equivalent shares outstanding for 1994 of 198,303,412 compared to 118,996,230 for 1993. The increase in the weighted average number of common and common equivalent shares outstanding for 1994 primarily related to the sale of 50 million shares of Common Stock in a January 1994 offering, approximately 25.8 million shares issued upon the conversion of the Series C and Series D Preferred Stock and approximately 5.4 million shares issued to repurchase the Lease
Note issue, all as set forth in the Consolidated Statements of Shareholders' Equity. See Notes 6 and 7 to the Consolidated Financial Statements.

     Oil and gas revenues for 1994 were $4.3 million as compared to $8.5 million in 1993. Revenues in 1994 were lower, due to significantly reduced production volumes and decreases in gas prices. Production on existing properties continues to be affected by limited drilling in the Cox Field. As the Company has not concluded significant development projects on its domestic oil and gas properties, it does not anticipate a material change in its short-term production volumes.

     The following table reflects an analysis of variances in the Company's oil and gas revenues between 1994 and 1993. Revenues from gas production during 1994 comprised over 85 percent of total oil and gas revenues:

                                             (In Millions)
Oil and Gas Revenues - 1993                     $  8.5
  Effect of decreases in average gas prices        (.6)
  Effect of decreases in volume of gas
   production and sales                           (3.4)
   Effect of lower oil revenues                    (.2)
                                                 -----
Oil and Gas Revenues - 1994                     $  4.3
                                                 =====

     Average gas prices received by the Company declined slightly between 1994 and 1993, with an average gas price of $1.65 in 1994 as compared to $1.79 in 1993. However, in the fourth quarter of 1994 gas prices dropped significantly, to $1.27 per Mcf.

     As the Company continues to focus its resources on exploration and development of the Zhao Dong Block and other China related projects, future oil and gas revenues will initially be directly related to the degree of success experienced on the Zhao Dong Block.

     Net capitalized costs for the Company's oil and gas properties at December 31, 1994, approximate the "ceilingtest" limitation as prescribed by the SEC guidelines. Remaining unproved and unevaluated properties at December 31, 1994, include primarily the costs of leases located adjacent to the Cox Field producing properties. The Company drilled two exploration wells in 1994, and if the Cox Field is not sold, exploration operations will continue in 1995. As these unproved properties become evaluated, their costs are reclassified to proved and evaluated properties, and any associated future revenue is included in the calculation of the present value of the Company's proved reserves. Prospectively, any such costs in excess of the present value of added reserves, or any material reductions in the net future revenues from oil and gas reserves resulting from such factors as lower prices or downward revisions in estimates of reserve quantities, would cause a charge for a full cost ceiling impairment, absent offsetting improvements. Downward revisions in estimates of reserve quantities may also adversely affect the Company's borrowing base calculation under its credit facility with INCC, which may then require prepayments of principal.

     The standardized measure of discounted net cash flows reflects a tight gas severance tax exemption as provided for in Texas Railroad Commission Statewide Rule 105. This exemption results in approximately $5 million of net present worth discounted at 10 percent. The tight gas severance tax exemption is a temporary exemption which expires on August 31, 2001. There are no circumstances that must be met to keep the exemption in place. Pricing for a significant portion of the Company's gas reserves is subject to a price floor established by a long-term gas purchase contract. The continued applicability of this price floor is dependent upon the Company maintaining certain minimum gas production volumes which are not expected to be achieved for the current contract year ending April 30, 1995. The Company's reserve estimates indicate that with sufficient development the minimum volumes will be achieved for the contract year ending April 30, 1996.

     The depreciation, depletion and amortization rate for 1994 amounted to $1.25 per Mcf, compared to $1.26 per Mcf in the corresponding period of 1993. General and administrative expenses for the year ended December 31, 1994, increased to $4.6 million from $3.8 million for the same period in 1993, due to increased legal, financial advisory and shareholder relations costs, partially offset by a decrease in payroll and benefit expenses. The 1993 operating costs include nonrecurring charges totaling $.7 million related to severance payments and other costs associated with a 20% reduction in staff and closing of the Company's operations offices in Houston and Laredo which reduced U.S. costs in 1994. Operating costs and general and administrative costs are expected to remain relatively unchanged unless oil and gas development activities increase significantly.

     Interest expense increased in 1994 due primarily to reduced capitalization of interest costs as the balance of qualifying assets continued to decline. Additionally, interest rates increased in 1994, increasing interest expense slightly. Net interest charges are not expected to increase significantly in 1995, in part because of the Company's interest rate cap agreement with INCC. Interest on the Company's subordinated debt can be paid in shares of the Company's Common Stock.

     The Company does not anticipate significant increases in its oil and gas production in the short-term and expects operating losses for the year.

1993 compared to 1992
- ----------------------

     Results for 1993 reflect a net loss of $15.2 million, compared to the net loss of $24.0 million in 1992. The results for 1993 included a noncash charge for a provision related to impairment of oil and gas properties of $8 million as compared to $22.4 million in 1992. Approximately $3 million of the provision was attributable to the disposition of non-core properties.

     During 1993, charges for interest expense, net of amounts capitalized, were $1.0 million higher primarily due to the increased debt level, but the debt added principally bears noncash interest. The results for 1993 also included charges related to litigation settlement ($0.9 million) and severance payments ($0.7 million) resulting from a twenty percent reduction in staff. Additionally, 1993 results reflected $0.4 million of costs associated with operations offices, including staff, which were discontinued as part of actions taken pursuant to management's plans to reduce U.S. costs.

     Revenues from gas production during 1993 comprised over 90 percent of total oil and gas revenues. Effects on revenues are summarized on the following table:

                                           (In Millions)
Oil and Gas Revenues - 1992                     $10.5
  Effect of increases in average gas prices       1.2
  Effect of changes in volume of gas
   production and sales                          (2.7)
  Effect of lower oil revenues                   (0.5)
                                                 -----
Oil and Gas Revenues - 1993                    $  8.5
                                                =====

     The recovery of gas prices from their low point in February 1992 was sustained during 1993. As a result, the Company received higher average gas prices in 1993 as compared to 1992. The Company realized an average gas price of $1.79 per Mcf for 1993, as compared to an average, $1.51 per Mcf for the year 1992.

     Lower net gas production and sales during 1993 were primarily a result of the deferral of development drilling during the two-year period 1992-1993. Constraints imposed by the Company's then-existing bank loan caused the deferral in development drilling during the period. Direct oil and gas operating expenses for 1993 were lower than a year ago in proportion with lower production.

     General and administrative expenses amounted to approximately $3.8 million for 1993 and $2.8 million for 1992. In 1992, general and administrative expenses were reduced by a $0.5 million nonrecurring credit related to indemnification costs. However, 1993 expenses included nonrecurring charges totaling $0.7 million associated with employee severance payments and other costs related to a 20 percent reduction in staff and closing of certain Company offices that occurred as part of management's plan to reduce U.S. costs.

Item 8.   Financial Statements and Supplemental Data.

The Consolidated Financial Statements of XCL Ltd. and
Subsidiaries, together with the report thereon of Coopers &
Lybrand L.L.P. dated April 13, 1995, and the supplementary financial data specified by Item 302 of Regulation S-K are set forth on pages 28 through 58. See Item 14 for Index.

                  REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of XCL Ltd.

We have audited the consolidated financial statements and the financial statement schedule of XCL Ltd. (formerly The Exploration Company of Louisiana, Inc.) and Subsidiaries listed in Item 14(a) of this Annual Report on Form 10-K. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of XCL Ltd. and Subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein. As discussed in Note 1, effective January 1, 1993 the Company changed its method of accounting for income taxes.

                                   COOPERS & LYBRAND L.L.P.

New Orleans, Louisiana
April 13, 1995


                       XCL Ltd. and Subsidiaries
                      CONSOLIDATED BALANCE SHEET
                        (Thousands of Dollars)

                                                     December 31
                                                     -----------
                   Assets                          1994      1993
                   ------                          ----      ----
Current assets:
  Cash and cash equivalents                      $ 6,751    $ 1,646
  Accounts receivable, net                         1,720      1,516
  Prepaid expenses                                   153         79
                                                  ------     ------
      Total current assets                         8,624      3,241
                                                  ------     ------
Property and equipment:
  Oil and gas (full cost method):
    Proved and evaluated properties              158,634    134,457
    Unproved and unevaluated properties:
      Domestic                                    37,856     51,260
      Foreign                                     17,696      6,926
                                                 -------    -------
                                                  55,552     58,186
  Land, at cost                                      135      4,148
  Other                                            3,018      2,884
                                                 -------    -------
                                                 217,339    199,675
  Accumulated depreciation, depletion
   and amortization                             (100,079)   (70,925)
                                                 -------    -------
                                                 117,260    128,750
                                                 -------    -------
Restricted time deposits                               -        970
Investments and assets held for sale              20,876     19,206
Deferred charges and other assets                  3,043      5,210
                                                 -------    -------
            Total assets                       $ 149,803  $ 157,377
                                                 =======    =======

         Liabilities and Shareholders' Equity
         ------------------------------------
Current liabilities:
  Accounts payable and accrued expenses        $   6,449  $   8,808
  Royalty and production taxes payable               286        670
  Dividends payable                                  965          -
  Current maturities of limited recourse debt      5,267      6,858
  Other current maturities                            29      2,467
                                                 -------    -------
    Total current liabilities                     12,996     18,803
                                                 -------    ------
Long-term debt, net of current maturities         41,607     53,965
Commitments and contingencies (Note 11)
Shareholders' equity:
  Preferred stock-$1.00 par value;
   authorized 1,200,000 shares;issued shares
   of 649,244 at December 31, 1994 and
   729,024 in 1993 - liquidation preference
   of $50.4 million at December 31, 1994             649        729
  Common stock-$.01 par value; authorized
   325 million shares at December 31, 1994
   and; 250 million shares at December 31,
   1993; issued shares of 237,184,410 at
   December 31, 1994 and 132,681,193 at
   December 31, 1993                                2,372      1,327
  Common stock held in treasury - $.01 par
   value; 3,500,000 shares at December 31,
   1994 and 7,000,000 at December 31, 1993            (35)       (70)
  Additional paid-in capital                      206,241    155,121
  Accumulated deficit                            (114,027)   (72,498)
                                                 --------   -------
      Total shareholders' equity                   95,200     84,609
                                                 --------   --------
            Total liabilities and
             shareholders' equity               $ 149,803  $ 157,377
                                                 ========   ========

The accompanying notes are an integral part of these financial statements.


                    XCL Ltd. and Subsidiaries
             CONSOLIDATED STATEMENT OF OPERATIONS
      (Thousands of Dollars, Except Per Share Amounts)

                                             Year Ended December 31
                                            ------------------------
                                             1994       1993    1992
                                           -------    -------  -----
Oil and gas revenues                       $ 4,336   $ 8,499  $10,551

Costs and gas operating expenses:
  Operating (including marketing)            1,341     2,449    2,837
  Depreciation, depletion and amortization   3,292     5,788    6,443
  Provision for impairment of oil
   and gas properties                       25,900     8,000   22,400
  Writedown of other assets                  2,230        -         -
  General and administrative costs           4,553     3,840    2,802
  Taxes, other than income                     895       940    1,274
                                            ------    ------   ------
                                            38,211    21,017   35,756
                                            ------    ------   ------
Operating loss                             (33,875)  (12,518) (25,205)

Other income (expense):
  Interest expense, net of
   amounts capitalized                      (1,831)   (1,329)    (293)
  Gain on sale of investments                  443         -    2,210
  Equity in income (loss) of affiliates       (220)     (183)    (302)
  Settlement of litigation                       -      (917)       -
  Other, net                                   603      (250)    (393)
                                            ------    ------   ------
                                            (1,005)   (2,679)   1,222
                                            ------    ------   ------

Loss before extraordinary item             (34,880)  (15,197) (23,983)
Extraordinary charge for early
 extinguishment of debt                     (1,742)        -        -

Net loss                                   (36,622)  (15,197) (23,983)
Preferred stock dividends                   (4,907)   (4,781)  (5,238)
Net loss attributable to
  common stock                            $(41,529)  (19,978)$(29,221)
                                           =======   =======   =======

Loss per common and common equivalent share:
  Net loss before extraordinary item      $   (.20) $   (.17)$   (.28)
  Extraordinary item                          (.01)        -        -
                                           -------   -------  ------
Net loss per common and common
 equivalent share                         $   (.21) $   (.17)$   (.28)
                                           =======   =======  =======
Average number of common and common
 equivalent shares outstanding             198,303   118,996  103,543
                                           =======   =======  =======

The accompanying notes are an integral part of these financial statements.


                     XCL Ltd. and Subsidiaries
           CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                       (Thousands of Dollars)

                                            Year Ended December 31
                                            ----------------------
                                            1994    1993     1992
                                           ------  ------   -----
Preferred stock
  Balance January 1                       $  729  $   649   $  650
    Conversion of preferred
     stock to common stock                  (105)       -       (1)
    Preferred stock dividend                   2        -        -
    Issuance of preferred stock               23       80        -
                                          ------   ------    -----
  Balance December 31                        649      729      649
                                          ------   ------    -----
Common stock
  Balance January 1                        1,327    1,136      907
    Preferred stock scrip dividend            86       38       76
    Issuance of common stock with respect
     to acquisitions/investments              40       12       55
    Common stock issued/sold for
     settlement of liabilities                23       71       98
    Common stock issued as collateral
     for limited recourse debt                 -       70        -
    Conversion of 8% Subordinated
     Convertible Notes                        25        -        -
    Conversion of preferred stock            258        -        -
    Exercise of warrants                      35        -        -
    Common stock issued in equity offering   500        -        -
    Common stock issued for settlement of
     principal and interest on debt           78        -        -
                                           -----     ----    -----
  Balance December 31                      2,372    1,327    1,136
                                           -----    -----    -----
Common stock held in treasury
 at December 31                              (35)     (70)       -
Additional paid-in capital
  Balance January 1                      155,121  138,071  119,532
    Exercise of warrants and options       6,933        -        -
    Issuance of common stock with
     respect to acquisitions/investments   4,279    1,026    4,128
    Issuance of preferred stock            1,570    7,880        -
    Conversion of 8% Subordinated
     Convertible Notes to common stock     2,225        -        -
    Common stock distributed or to be
     distributed as preferred
     stock dividends                       2,948    4,456    5,192
    Preferred stock distributed
     or to be distributed as
     preferred stock dividends                 -      220        -
    Common stock issued/sold for
     settlement of liabilities               413    4,372    9,166
    Common stock issued for settlement
     of principal and interest on debt     8,999        -        -
    Purchase cost adjustment of
     the Lutcher Moore Tract                   -   (1,361)       -
    Common stock issued in equity
     offering                             22,495        -        -
    Other                                  1,258      457       53
                                         -------  -------  -------
  Balance December 31                    206,241  155,121  138,071
                                         -------  -------  -------
Accumulated deficit
  Balance January 1                      (72,498) (52,520) (23,299)
    Net loss                             (36,622) (15,197) (23,983)
    Preferred stock dividends             (4,907)  (4,781)  (5,238)
                                         -------   ------   ------
  Balance December 31                   (114,027) (72,498) (52,520)
                                         -------   ------   ------
Total shareholders' equity              $ 95,200  $84,609  $87,336
                                         =======   ======   ======

The accompanying notes are an integral part of these financial statements.

                   XCL Ltd. and Subsidiaries
              CONSOLIDATED STATEMENT OF CASH FLOWS
                    (Thousands of Dollars)

                                                            Year Ended December 31
                                                          -------------------------
                                                          1994       1993      1992
                                                          ----       ----      ----
Cash flows from operating activities:
  Net loss                                             $(36,622)  $(15,197)  $(23,983)
                                                        -------    -------    -------
  Adjustments to reconcile net loss to net cash
   provided by (used in)operating activities:
    Depreciation, depletion and amortization              3,292      5,788      6,443
    Provision for impairment of oil and gas properties   25,900      8,000     22,400
    Extraordinary charge for early extinguishment
     of debt                                              1,742          -          -
    Gain on sale of investments                            (443)         -     (2,210)
    Writedown of other assets                             2,230          -          -
    Equity in loss of affiliates                            220        183        302
    Change in assets and liabilities:
      Accounts receivable                                  (187)     1,401       (149)
      Prepaid expenses                                      (73)       157        261
      Accounts payable and accrued expenses                 168        431     (3,606)
      Royalty and production taxes payable                 (385)      (817)       (93)
      Other, net                                            557         32        848
         Total adjustments                               33,021     15,175     24,196
         Net cash provided by (used in) operating
          activities                                     (3,601)       (22)       213
Cash flows from investing activities:
  Capital expenditures                                  (19,547)   (16,302)   (15,098)
  Investments and restricted time deposits               (1,350)      (791)      (410)
  (Increase) decrease in restricted cash                      -      3,176     (2,176)
  Proceeds from sales of assets and investments           3,759      1,046      5,567
  Other                                                   2,052        (43)      (510)
                                                        -------     ------     ------
         Net cash used in investing activities          (15,086)   (12,914)   (12,627)
Cash flows from financing activities:
  Proceeds from sales of common stock                    31,696      1,677      7,350
  Proceeds from issuance of preferred stock               1,600      7,978          -
  Loan proceeds                                          29,200     18,500     10,500
  Payment of amounts due to related parties                   -          -     (2,500)
  Payment of long-term debt                             (37,564)   (15,238)    (2,804)
  Proceeds from exercise of warrants and options          3,279          -          -
  Payment of preferred stock dividends                   (1,388)         -          -
  Stock issuance costs and other                         (3,031)      (441)    (1,341)
                                                        -------    -------    -------
            Net cash provided by financing activities    23,792     12,476     11,205
                                                        -------    -------    -------
Net increase (decrease) in cash and cash equivalents      5,105       (460)    (1,209)
Cash and cash equivalents at beginning of year            1,646      2,106      3,315
                                                         ------     ------     ------
Cash and cash equivalents at end of year                $ 6,751    $ 1,646    $ 2,106
                                                         ======     ======     ======
Supplemental information:
  Cash paid for interest, net of amounts capitalized    $ 2,610    $ 2,295    $   293
                                                          ======     ======     ======
  Cash paid for income taxes                            $     -    $     -    $    14
                                                          ======     ======     ======

The accompanying notes are an integral part of these financial statements.


                     XCL Ltd. and Subsidiaries
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  Summary of Significant Accounting Policies:

     Principles of Consolidation:

     The consolidated financial statements include the accounts of XCL Ltd. and its wholly owned subsidiaries ("XCL" or the "Company") after the elimination of all significant intercompany accounts and transactions. Investments in 20 percent to 50 percent owned affiliates are accounted for by the equity method. Certain reclassifications have been made to prior year financial statements to conform to current year presentation. These reclassifications had no effect on net loss or shareholders' equity.

     Cash and Cash Equivalents:

     For purposes of the consolidated financial statements, the Company considers deposits which can be redeemed on demand and investments which have original maturities of less than three months to be cash equivalents. As of December 31, 1994, the Company's cash and cash equivalents were deposited primarily in three financial institutions.

     Fair Value of Financial Instruments:

     For the purposes of disclosure requirements pursuant to Statement of Financial Accounting Standards No. 107 "Disclosures About Fair Market Value of Financial Instruments," fair value of current assets and liabilities approximate carrying value, due to the short-term nature of these items. The Company believes that fair value of longterm debt approximates carrying value. The fair value of the Series A Preferred Stock at December 31, 1994, is approximately $25 million based upon share trading on the London Stock Exchange with British Pound Sterling converted to U.S. Dollars. Based on such valuation the estimated fair value of Series B Preferred Stock at December 31, 1994 approximates $2 million. Fair value of such financial instruments is not necessarily representative of the amount that could be realized or settled.

     Property and Equipment:

     The Company accounts for its oil and gas exploration and production activities under the full cost method of accounting for oil and gas properties. Accordingly, all costs associated with acquisition, exploration, and development of oil and gas reserves, including appropriate related costs, are capitalized. The Company capitalizes internal costs that can be directly identified with its acquisition, exploration and development activities and does not capitalize any costs related to production, general corporate overhead or similar activities.

     All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves, are amortized on the unit-of-production method based on estimates of proved oil and gas reserves. The Company's oil and gas reserves were estimated by Company engineers in 1994 and independent petroleum engineers in 1993. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that properties are impaired, the amount of the impairment is added to the capitalized costs to be depleted. The Company capitalizes interest on expenditures made in connection with exploration and development projects that are not subject to current amortization. Interest is capitalized for the period that activities are in progress to bring these projects to their intended use.

     The Company reviews the carrying value of its oil and gas properties each quarter on a country-by-country basis, and limits capitalized costs of oil and gas properties to the present value of estimated future net revenues from proved reserves, discounted at 10%, plus the lower of cost or fair value of unproved properties as adjusted for related tax effects and deferred tax reserves. If capitalized costs exceed this limit, the excess is charged to DD&A expense. Net capitalized costs for the Company's oil and gas properties at December 31, 1994 approximate the "ceiling-test" limitation as prescribed by the Securities and Exchange Commission guidelines. The Company recorded a $25.9 million provision for impairment of oil and gas properties during 1994, reflecting lower gas prices, management's decision to forego renewing certain domestic exploration leases in the Black Warrior Basin, East Riceville and Milton prospects and the transfer of certain Cox Field costs to the full cost pool. Remaining unproved and unevaluated properties at December 31, 1994 include primarily the costs of leases located adjacent to the Cox Field producing properties. As these unproved properties become evaluated, their costs are reclassified to proved and evaluated properties, and any associated future revenue is included in the calculation of the present value of the Company's proved reserves. Prospectively, any such costs in excess of the present value of added reserves, or any material reductions in the net future revenues from oil and gas reserves resulting from such factors as lower prices or downward revisions in estimates of reserve quantities would cause a charge for a full cost ceiling impairment, absent offsetting improvements. Downward revisions in estimates of reserve quantities may also adversely affect the Company's borrowing base calculation under its credit facility with INCC, which may then require prepayments of principal. Pricing for a significant portion of the Company's gas reserves is subject to a floor in a long-term contract with MidCon. The floor price is subject to the Company's ability to deliver minimum quantities of production. As a result of estimated production shortfalls the Company is not expected to receive the contractual price for the contract year ending April 30, 1995. The Company's reserve report indicates sufficient production in subsequent contract years, which is in part dependent upon successful development drilling in the Company's Berry R. Cox Field.

     Proceeds from the sale of proved and unproved properties are accounted for as reductions to capitalized costs with no gain or loss recognized unless such sales would significantly alter the relationship between capitalized costs and proved reserves of oil and gas. Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.

     The Company accounts for site restoration, dismantlement and abandonment costs in its estimated future costs of proved reserves. Accordingly, such costs are amortized on a unit of production basis and reflected with accumulated depreciation, depletion and amortization. The Company identifies and estimates such costs based upon its assessment of applicable regulatory requirements, its operating experience and oil and gas industry practice in the areas within which its properties are located. To date the Company has not been required to expend any material amounts to satisfy such obligations. The Company does not expect that future costs will have a material adverse effect on the Company's operations or financial condition. As is set forth above, the standardized measure of discounted future net cash flows includes a deduction for any such costs.

     Other Property and Equipment:

     Other property and equipment primarily consists of an office building, furniture and fixtures, equipment and software. Major renewals and betterments are capitalized while the costs of repairs and maintenance are charged to expense as incurred. The costs of assets retired or otherwise disposed of and the applicable accumulated depreciation are removed from the accounts, and the resulting gain or loss is reflected in operations. Other property and equipment costs are depreciated using the straight-line method over the estimated useful lives of the assets, which range from 3 to 30 years.

     Capitalized Interest and Amortized Debt Costs:

     During fiscal 1994, 1993 and 1992, interest and associated costs of approximately $5.3 million, $6.7 million and $3.4 million, respectively were capitalized on significant investments in unproved properties that are not being currently depreciated, depleted, or amortized and on which exploration or development activities are in progress. Deferred debt issue costs are amortized on the straight-line basis over the term of the related debt agreement.

     Concentration of Credit Risk:

     The Company operates exclusively in the oil and gas industry. The Company's joint interest billings and oil and gas sales receivable represent substantially all of the balance included in trade accounts receivable in the accompanying balance sheets. The trade receivables are due from several customers.

     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents/short-term investments and trade receivables. The Company believes that no single short-term investment exposes the Company to significant credit risk. Additionally, creditworthiness of its counterparties, which are major financial institutions are monitored. The Company has substantial cash in financial institutions in excess of the insured amounts, including U.S. dollars held in a foreign financial institution.

     Income Taxes:

     Effective January 1, 1993, the Company changed its method of accounting for income taxes to comply with Statement of Financial Accounting Standards No. 109 (SFAS No. 109) "Accounting for Income Taxes". Requirements by this standard include recognition of future tax benefits, measured by enacted tax rates, attributable to: deductible temporary differences between financial statement and income tax bases of assets and liabilities; and, net operating loss carryforwards. Recognition of such tax assets are limited to the extent that realization of such benefits is able to be reasonably anticipated.

     The Company previously used the liability method pursuant to Statement of Financial Accounting Standards No. 96.

     Revenue Recognition:

     Oil and gas revenues are recognized using the accrual method at the price realized as production and delivery occurs. Amounts which are contingently receivable are not recognized until realized.

     Loss Per Common and Common Equivalent Share:

     Loss per common and common equivalent share has been computed by dividing net income (loss) attributable to common stock by the weighted average number of common and common share equivalents outstanding. Primary earnings per share are presented for financial reporting purposes due to the antidilutive effect of convertible notes, preferred stock, warrants and stock options.

(2)  Liquidity and Management's Plans

     As of December 31, 1994, the Company's working capital deficit amounted to $4.4 million including $5.3 million of current maturities of Lutcher Moore Group Limited Recourse Debt (see Note 6 to the Consolidated Financial Statements). The Company has amended its credit agreement to reschedule principal payments and covenant requirements.

     Management's plans include:

1. To develop the initial discovery on the Zhao Dong Block, the company is in detailed discussions with a major banking group with experience in debt financing in China, to provide project debt financing for all development costs. The banking group has indicated strong interest in providing such financing, and the Company and the banking group are in the process of negotiating the terms of the proposed financing. Another alternative available to the Company to obtain development funds is to joint venture with another oil company or financial group.

2. To provide funds for the other objectives of the Company,the Company has taken the following actions:

      (i) Executed a letter of intent to sell the Phoenix Lake Tract for $2.4 million, consisting of $1.8 million in cash and a $.6 million reduction of current liabilities.

      (ii) Negotiated the terms of a proposed sale of the Lutcher Moore Tract, which upon closing would result in net cash proceeds of $8.6 million after payment of limited recourse debt. The sale is subject to the execution of definitive agreements, the purchaser securing financing and other customary conditions to closing. Management is negotiating an extension of the maturity dates of the mortgage debt burdening the property in the event the purchaser cannot consummate the transaction.

3. To sell or exchange the Cox Field for proved reserves requiring less development expenditures in the shortterm.

     Management has historically had the ability to generate funds through the sale of equity securities or other assets and expects to achieve its goals in 1995. Management is confident that it can timely realize cash resources to adequately meet its obligations.

(3)  Supplemental Cash Flow Information

     The Company completed certain noncash transactions in 1994 and prior years in order to conserve cash for use in its core activities and to meet other obligations while honoring restrictions on cash use imposed by its bank agreement. Such transactions not reported elsewhere herein are as follows:

1994
- ----

     The Company conveyed certain land holdings (fair market value of $320,000) in payment of a two-year consulting agreement which expired in 1994.

1993
- ----

     The Company issued 250,000 shares of Common Stock with a fair market value of $125,000, to the shareholders of Independent Energy Corporation ("IEC") in partial payment of the option to acquire a 12.5% working interest in certain exploration leases comprising the Black Warrior Basin.

1992
- ----

     The Company issued 2.6 million shares of Common Stock to effect payment of certain of its trade accounts payable in the amount of $1.8 million.

(4) Accounts Receivable

     Accounts receivable consists of the following (000's):

                                       1994          1993
                                       ----          ----
Trade                               $ 1,355       $ 1,309
Other, net of allowance for
 doubtful accounts                      365           207
                                     ------        ------
                                  $   1,720      $  1,516
                                     ======        ======

     The Company's accounts receivable at December 31, 1994, arise primarily from business transactions with entities in the oil and gas industry, mostly located in Texas. An oil and gas purchaser with which the Company has contractual arrangements, MidCon Texas Pipeline Corp., accounted for approximately 61 percent of oil and gas revenues in 1994, 77 percent in 1993, 71 percent in 1992. In addition, in 1994 one other purchaser accounted for approximately 27% of oil and gas revenues.

(5) Investments and Assets Held for Sale

     Terrenex Ventures Inc.

     At December 31, 1993, the Company held an approximate 25% interest in Terrenex Ventures, Inc. ("Terrenex") and warrants to purchase additional shares. In 1994, the Company purchased an additional 1,350,000 shares of stock for approximately $.35 million (U.S.) cash and 1.2 million shares of Common Stock. In 1992, the Company had increased its initial interest in Terrenex by issuing 1.36 million shares of Common Stock with a fair market value of $1.3 million.

     During October 1994, the Company sold its entire shareholding in Terrenex for $3.7 million (U.S.), resulting in a gain of approximately $.44 million. At December 31, 1994, the Company continues to hold warrants to purchase 700,000 shares of Terrenex stock at $1.50 (Cdn.), expiring August 1995. The Company has not attributed any cost to these warrants.

Sunrise Energy Services, Inc. - Jefferson Gas Systems, Inc.

     In 1990, the Company acquired an approximate 42 percent ownership in Sunrise Energy Services, Inc. ("Sunrise"). In 1992, the Company sold this investment for $8 million, subject to certain adjustments up to a maximum of $2 million which were to be made with shares of Common Stock and certain shares of Sunrise held in an escrow account. The purchase price was paid in cash ($5 million), a promissory note ($2 million due in 1993) and an approximate 5 percent equity interest in a privately held Delaware corporation. The Company recognized a gain on sale of investments of $2.2 million and deferred approximately $0.8 million pending resolution of the adjustments. As of December 31, 1993, $1.2 million remained outstanding on the promissory note.

     In May 1994, the Company and the purchaser of the Sunrise shares settled and paid all remaining amounts due among and between themselves including release to the purchaser of the Common Stock and Sunrise shares held in escrow and payment by the purchaser of $1.25 million to a Company account collateralizing the Company's Lease Notes.

     Phoenix Lake Tract

     The Company owns a 77.78% fee interest in 11,700 acres comprising the Phoenix Lake Tract in southwestern Louisiana. On April 10, 1995, the Company signed a letter of intent to sell the Phoenix Lake Tract for approximately $2.4 million, retaining 75% of its mineral interest. The purchase price is to be comprised of approximately $1.8 million in cash and a $.6 million reduction in obligations owed by the Company to the purchaser. No gain or loss is expected to be recognized.

     Lutcher Moore Tract

     During 1993, the Company completed the acquisition of a group of corporations which together owned 100% of a 62,500 acre tract in southeastern Louisiana (the "Lutcher Moore Tract"). Total consideration of $15.4 million included the assumption of $9.9 million of limited recourse debt (see Note 6 to the Consolidated Financial Statements), $2.7 million in cash, the issuance of 3,616,667 shares of Common Stock and warrants to purchase an additional 4,166,667 shares of Common Stock at $1.00 per share. In connection with the purchase the Company capitalized acquisition related costs of $.9 million.

     The Company has negotiated the terms of a proposed sale of the Lutcher Moore Tract, which upon closing would result in net cash proceeds of $8.6 million after repayment of limited recourse debt. The sale is subject to the execution of definitive agreements, the purchaser securing financing and other customary conditions to closing. Accordingly, the Company has recorded a valuation reserve of $1.7 million.

     Wolf Creek Resources, Inc.

     The Company, during 1994, executed and delivered an agreement which satisfied an October 1992 commitment to acquire an equity interest in Wolf Creek Resources, Inc. and certain oil and gas interests in the Galvan Ranch, a 72,000acre ranch in south Texas, from an entity affiliated with a former director. To satisfy the acquisition price of $3.7 million, the Company paid $1.0 million in cash and on October 17, 1994, issued 2.75 million shares of Common Stock for the balance.

(6) Debt

     Long-term debt consists of the following (000's):

                                                   December 31
                                                  --------------
                                                  1994      1993
                                                  ----      ----
Collateralized credit facility (1)              $25,200   $29,392
Subordinated debt                                15,000    15,000
Notes payable, net of debt discount                  --     5,352
Office building mortgage loan                       705       730
8% Subordinated Convertible Notes                    --     2,250
                                                 ------    ------
                                                 40,905    52,724
Lutcher Moore Group Limited
  Recourse Debt                                   5,998    10,566
                                                 ------    ------
                                                 46,903    63,290

Less current maturities:
  Lutcher Moore Group Limited
   Recourse Debt                                 (5,267)  (6,858)
  Other current maturities                          (29)  (2,467)
                                                 ------   ------
                                                $ 41,607 $53,965
                                                 =======  ======
_____________
(1) 1993 amount reflects balances due under the Company's prior credit agreement which was replaced with a new bank credit facility effective February 1, 1994, as further described below.

     Substantially all of the Company's assets collateralize these borrowings. Accounts payable and accrued expenses include interest accrued at December 31, 1994 and 1993 of $1,012,000 and $1,130,000, respectively.

     As of December 31, 1994, scheduled maturities of longterm debt are as follows (000's):


                Due          Amount
               ----          ------
               1995        $  5,296
               1996           7,639
               1997           7,143
               1998           6,500
               1999           5,000
          Thereafter         15,325
                             ------
                            $46,903
                             ======

     Collateralized Credit Facility

     XCL-Texas, Inc. ("Borrower"), a wholly owned subsidiary of the Company, borrowed $29.2 million from Internationale Nederlanden (U.S.) Capital Corporation ("INCC") under a $35 million credit agreement dated January 31, 1994 (the "INCC Agreement"). The proceeds of the borrowing were used to retire the loan balance of a prior bank credit facility. The Company recognized a charge for early extinguishment of debt in the approximate amount of $1.7 million as a result of this refinancing in 1994.

     Loans under the INCC agreement are guaranteed by the Company, parent of XCL-Texas, Inc., and certain other subsidiaries of the Company and bear interest at a rate approximating INCC's prime rate plus one percent or an alternative market adjusted rate based upon LIBOR plus 2.75 percent, at the Borrower's option. The Company pays a commitment fee equal to 0.5 percent per annum calculated on the daily amount of the unused portion of the facility availability, payable quarterly. Substantially all of the Company's oil and gas properties located in Texas, and the stock of certain subsidiaries of the Company collateralize this credit facility. Additionally, INCC received warrants to purchase 2.5 million shares of Common Stock with an exercise price of $1.00, subject to adjustment, expiring in January 2004. The value of such warrants was not material.

     The INCC Agreement provides for scheduled semiannual borrowing base determinations by INCC based on a review of reserve estimates and other factors, with the initial borrowing base set at $29.2 million. Effective October 31, 1994, the borrowing base was set at $25.2 million. The Company had already reduced the loan principal balance by $4 million to $25.2 million in October 1994, primarily from the proceeds of the sale of Terrenex stock. Therefore, no additional principal payments were required. The next borrowing base review is scheduled for September 30, 1995. The next scheduled principal payment is due January 1, 1996, with quarterly payments thereafter.

     Under the INCC Agreement, the Company is required to maintain minimum levels of tangible net worth, working capital and fixed charge coverage, and expend a minimum amount on domestic development drilling. Additionally, the Borrower must maintain a minimum net worth. Further, the INCC Agreement contains certain restrictions pertaining to debt, mergers, issuances of securities, investments, sales of property, cash dividends and redemptions and payments related to subordinated debt. Subsequent to year-end 1994 the INCC Agreement was amended to modify certain covenant requirements. The Borrower may not advance funds to its parent, or any other subsidiary of its parent, without INCC's prior approval. The Company may use for its general corporate purposes the net proceeds from the sales of equity plus any cash realized by XCL-China Ltd. and proceeds from the sale of other assets.

     During 1994, the Company entered into two Master Interest Rate and Currency Exchange Agreements (the Agreements) with INCC which expire in 1996. The Company paid $151,946 to limit the maximum interest rate for up to approximately two-thirds of its maximum outstanding INCC debt to 9-3/4% per annum from April, 1995 to January, 1996 and to 10-3/4% per annum from January 1996 to July, 1996. The Company is amortizing the payment over the life of the Agreements. During 1994, the Company incurred approximately $1.85 million of interest costs related to this debt.

     Subordinated Debt

     During April 1993, the Company issued in a private placement, $15 million of Secured Subordinated Note Units (the "Subordinated Debt"). Each of these 40 units consisted of a $375,000 note payable, warrants to acquire 100,000 shares of the Company's Common Stock at $.90 per share (which were previously issued to a group of banks in a prior credit facility), a net profits interest in certain exploration leases and a contractual interest in the net revenues of XCLChina, Ltd., a wholly owned subsidiary of the Company ("XCLChina"), under the Production Sharing Agreement relating to the Zhao Dong Block, which was not material. This borrowing bears interest at 12 percent, if paid with cash, or 14 percent, if the Company elects to use Common Stock. It is collateralized by a second mortgage on all the Company's producing properties. The proceeds were used to retire $13.2 million of the bank indebtedness, with the remainder available for working capital and the payment of issuance expenses.

     Concurrently with the closing of the INCC Agreement, maturities of the Company's Subordinated Debt were rescheduled to April 2000; the expiration date of the related warrants was extended to April 2000; the exercise price of related warrants was reduced to $.625 per share (fair market value of the Common Stock at that date); and a subordinated lien was granted on certain assets of the Company.

     The Company issued approximately 1.9 million and 2.0 million shares of Common Stock in payment of $2.1 million and $1.0 million of interest due on the Subordinated Debt in 1994 and 1993, respectively.

     Lease Notes Payable

     On June 30, 1992, the Company issued, through a private placement offering, 70 Lease Note Units for gross proceeds of approximately $7 million. Each Unit consists of: a $100,000 limited recourse collateralized promissory note due July 1, 1997 (the "Lease Note") with interest at 10 percent; warrants to purchase 14,286 shares of the Company's Common Stock at $1.00 per share which were to expire July 1, 1994; and a .02857 percent net profits overriding royalty interest in certain of the Company's exploration prospects, which was not material. As of December 31, 1993, the Lease Notes were collateralized by cash of $1 million, which is reflected as long-term restricted time deposits in the financial statements, and by other assets in the amount of $1 million. Concurrently with the closing of the INCC Agreement the Lease Note holders executed and delivered a new and revised subordination agreement in consideration of which the exercise price of the warrants was reduced to $.65 per share (fair market value at that date).

     In June 1994, the Company repurchased the Lease Notes at face value plus accrued interest (approximately $6.4 million) for approximately 5.4 million shares of Common Stock and extended the maturity of the warrants to June 30, 1995.

Other Long-Term Debt

     Building Mortgage Loan
     ----------------------

     Payment of the building mortgage loan is guaranteed by the Chairman of the Board.

     8% Subordinated Convertible Notes
     ---------------------------------

     The holders of the 8% Subordinated Convertible Notes converted the remaining $2.25 million in principal amount into
2.5 million shares of Common Stock in May 1994. During 1993, the maturity date of the debt had been rescheduled from a due date of June 30, 1993 in exchange for an extension fee of $325,000 which was paid by the issuance of 250,000 shares of Common Stock.

Lutcher Moore Group Limited Recourse Debt

     As of December 31, 1994 and 1993, Lutcher Moore Group
Limited Recourse Debt consisted of the following:

                                       1994        1993
                                       ----        ----
Mortgage and Seller Notes            $ 5,998     $ 7,066
Monroe-Tesson Notes                        -       3,500
                                      ------      ------
                                       5,998      10,566
Less Current Maturities               (5,267)     (6,858)
                                      ------      ------
                                     $   731     $ 3,708
                                      ======      ======

Mortgage and Seller Notes
- -------------------------

     At December 31, 1994 and 1993, approximately $2.8
million and $3.1 million of Mortgage Notes (net of amounts escrowed for payment) and $3.2 million and $4.0 million of Seller Notes were outstanding. Mortgage Notes bear interest of 9% and mature in May 1995. Seller Notes bear interest of 8% and mature June 1996. The Company is negotiating an extension of the maturity dates of the Mortgage and Seller Notes. In May 1994, in consideration for certain amendments to the terms of the Seller Notes the Company issued to the holders of the Seller Notes warrants to acquire up to 250,000 shares of Common Stock at $1.25 per share exercisable for a period up to 90 days after the full repayment of the Seller Notes. No material value was ascribed to such warrants. Additionally, the Company issued approximately 1.1
million and     1.0 million shares of Common Stock to pay $.9
million and $.7 million in principal and interest on the Seller Notes in 1994 and 1993 respectively. The noteholders sole recourse is limited by a second lien on the Lutcher Moore Tract.

     Monroe-Tesson Notes
     -------------------

     The Monroe-Tesson Notes, which bore interest at 12%, were collateralized by the stock of certain subsidiaries which had direct or indirect ownership in the Lutcher Moore Tract, and by 7 million shares of Common Stock held by a subsidiary which are recorded as treasury stock. In September 1993, in consideration for an extension of the Notes' original maturity, the subsidiary
granted the lenders an option to purchase     3.5 million shares
of the Common Stock pledged as collateral. In April 1994, the subsidiary sold 3,890,000 shares of this pledged stock and used the proceeds to repay the Monroe-Tesson Notes in their entirety. In September 1994, the Company issued an additional 390,000 shares of Common Stock to the subsidiary to fulfill its obligation requiring 3.5 million shares to be pledged for exercise of the option described above. The option expired unexercised on December 31, 1994.

(7) Shareholders' Equity

     Preferred Stock

     As of December 31, 1994 and 1993, the Company had the following shares of Preferred Stock issued and outstanding:

                               Shares         Preference in
                               ------         Liquidation at
                            1994     1993    December 31, 1994
                            ----     ----    ------------------
Series A                  599,244  599,244   $45,378,000 (1)
Series B                   50,000   50,000     5,000,000
Series C                       --   64,700            --
Series D                       --   15,000            --
______________
(1) 50 pounds sterling per share (1 U.K. pound sterling = U.S. $1.5145 at December 31, 1994).

     Series A Preferred Stock
     ------------------------

     During 1990, the Company completed a rights offering of 600,000 units at 50 per pounds sterling (U.K.) per "unit," each unit consisting of 1 share of Series A, Cumulative Convertible Preferred Stock, par value $1.00 per share ("Series A Preferred Stock") and 10 Warrants which expired unexercised pursuant to their terms.

     The Series A Preferred Stock is listed on The London Stock
Exchange, and: ranks senior to Common Stock and pari passu with the Company's Series B Preferred Stock (as hereinafter defined) with respect to the payment of dividends and distributions on liquidation; has a liquidation preference of 50 pounds sterling (U.K.) per share plus accrued and unpaid dividends; is not redeemable except in certain limited circumstances; is nonvoting as a class, except in certain circumstances; is convertible, at the holder's option, on the basis of 21 shares of Common Stock for every one share of Series A Preferred Stock, subject to adjustment; and bears a cumulative dividend fixed at an annual rate of 4.50 pounds sterling (U.K.) per share, payable semiannually in cash, or, at the Company's election, through the semiannual dividend payment due June 30, 1994, in shares of Common Stock.

     Series B Preferred Stock
     ------------------------

     In May 1991, the Company sold 50,000 shares Series B, Cumulative Preferred Stock, par value $1.00 per share ("Series B Preferred Stock"), with warrants expiring at various times to purchase 5 million shares of Common Stock at prices ranging from $2.00 per share to $2.75 per share.

     The Series B Preferred Stock bears a cumulative fixed dividend at an annual rate of $10 per share, payable semiannually, and is entitled to 50 votes per share on all matters on which Common Stockholders are entitled to vote and separately as a class on certain matters; and ranks senior to the Common Stock and pari passu with the Series A Preferred Stock of the Company with respect to the payment of dividends and distributions on liquidation; has a liquidation preference of $100 per share plus accumulated dividends. The Company had the option through May 1994 to pay the dividend in shares of Common Stock, in which case the annual dividend rate was $12 per share, with the holder being entitled to require the Company to use its best efforts to sell such shares on their behalf and to reimburse such holder for the difference, if any, between such net proceeds and $11 per share per annum. The Company is currently entitled to pay the redemption price of the Series B Preferred Stock in shares of Common Stock.

     Effective June 30, 1994, the terms of the Series B Preferred Stock were amended to permit the Company to issue shares of Common Stock in lieu of cash dividends for so long as the Series B Preferred Stock remains outstanding. In consideration for this amendment the Series B Preferred Stock was further amended: (i) to reduce the exercise price of the remaining 2.5 million warrants outstanding from $2.00 to $1.50 per share and to increase the number of shares of Common Stock covered by such warrants to 3.325 million shares; and (ii) to extend the option of the holders to redeem their shares of Series B Preferred Stock, which were only redeemable on the third, fourth and fifth anniversaries of the dates of their issuance and automatically upon exercise of the remaining warrants, upon ninety days notice to the Company, at any time and from time to time, after August 31, 1994, with the Company retaining the right to pay the redemption price in Common Stock.

     Series C Preferred Stock
     ------------------------

     In September 1993, the Company completed a private placement of an aggregate of 64,780 shares of Series C, Cumulative
Convertible Preferred Stock, par value $1.00 per share ("Series C
Preferred Stock") resulting in aggregate proceeds of $6.5 million before expenses of the offering.

     In June 1994, the Company issued a redemption notice to the holders of the Series C Preferred Stock pursuant to which the Company would redeem their shares for $110 per share plus accrued dividends, in cash and all such holders elected to convert their shares of Series C Preferred Stock into Common Stock at a conversion price of $.463 per share. The Company issued 16,793,153 shares of Common Stock in respect of such conversion during 1994.

     Series D Preferred Stock
     ------------------------

     In December 1993, the Company completed a private placement of an aggregate of 15 Series D Preferred Stock Units, each unit comprised of 1,000 shares of Series D, Cumulative Convertible Preferred Stock, par value $1.00 per share ("Series D Preferred Stock") and a .015 percent contractual interest in XCL-China's net revenues under the Production Sharing Agreement relating to the Zhao Dong Block, which was not material. The Company realized aggregate proceeds of $1.5 million before expenses of the offering.

     In February 1994, an additional 32 Series D Preferred Stock Units were issued, each unit comprised of 500 shares of Series D Preferred Stock and a .0075 percent contractual interest in XCLChina's net revenues under the Production Sharing Agreement relating to the Zhao Dong Block which was not material, resulting in net proceeds of $1.6 million before expenses of the offering.

     In July 1994, the Company notified the holders of the Series D Preferred Stock of its intention to redeem the stock on August 1, 1994, for $110 per share plus accrued dividends, in cash and all such holders elected to convert their shares of Series D Preferred Stock into Common Stock at a conversion price of $.463 per share. The Company issued 9,007,162 shares of Common Stock in respect of such conversion during the third quarter of 1994. Dividends

     The Company issued 5,843,028, 3,597,436, and 6,805,080
shares of Common Stock in payment of dividends on its Series A Preferred Stock in 1994, 1993 and 1992. On November 30, 1994, the Company declared a dividend on its Series A Preferred Stock totaling $2.1 million payable in cash. The Company issued 1,538,390, 210,000, and 844,898 in payment of dividends on its Series B Preferred Stock in 1994, 1993 and 1992. On November 30, 1994, the Company declared a dividend on its Series B Preferred Stock totaling $.25 million payable in cash. During 1994 the Company issued 2,119 shares of Series C Preferred Stock in payment of Series C Preferred Stock dividend for December 1993 and June 1994. During 1994, the Company issued 20 shares of Series D Preferred Stock in payment of the Series D dividend.

     The Company's ability to pay future cash dividends is restricted by the INCC Agreement.

     Common Stock

     The Company issued 104,513,217, 19,112,611 and 22,912,704
shares of Common Stock during 1994, 1993 and 1992, respectively. The Company had 237,184,410, 132,681,193 and 113,568,582 shares of Common Stock issued and outstanding at December 31, 1994, 1993 and 1992, respectively.

     Included in the shares issued during 1994 are 50 million shares of Common Stock sold at $.50 per share in a registered public offering during January 1994.

     Common Stock Warrants

     As of December 31, 1994, outstanding warrants to purchase the Company's Common Stock are as follows:

                                       Common
                                        Stock
                                       Issuable     Warrant
                                         Upon       Exercise     Proceeds if
                                       Exercise      Price        Exercised
                                       --------  --------------  -----------
Total Warrants Expiring in 1995       3,165,104   $.65 to $2.00  $ 3,107,082
Total Warrants Expiring in 1996       4,125,000  $1.00 to $1.50    5,006,250
Total Warrants Expiring after 1996   17,143,900  $.625 to $1.50   19,136,125
                                     ----------  --------------   ----------
    Total Warrants                   24,434,004  $.625 to $2.00  $27,249,457
                                     ==========  ==============   ==========

(8)  Income Taxes

     As discussed in Note 1 the Company has adopted SFAS No. 109.
The cumulative effect of this change was not material.

     The Company has significant loss carryforwards which have been recorded as deferred tax assets. Due to realization of such amounts being deemed uncertain with respect to the provisions of SFAS No. 109, a valuation allowance has been recorded for this amount. There was no change to the amount of deferred tax liability at January 1, 1993, as a result of the change of accounting method. There was no material effect on the Company's results of operations from the implementation of the new accounting standard for income taxes or the increase in the federal corporate tax rates.

     The significant components of the net deferred tax expense
(benefit) for 1994 and 1993, were as follows (000's):

                                                  1994       1993
                                                  ----       ----
Current year tax net operating loss             $ (6,529) $    -
Tax/book depreciation, depletion and
 amortization difference                          (6,005)    405
Oil and gas property expenditures
 treated as expense for income tax purposes        2,740   3,534
Other accruals                                    (2,763)   (160)
Reserve for investments                             (601)      -
Increase (decrease) in valuation allowance        13,158  (3,779)
                                                  ------  ------
                                                 $     -  $    -
                                                  ======  ======

     The components of the Company's deferred tax assets and liabilities as of December 31, 1994 and 1993, were as follows (in
000's):

                                              1994        1993
                                             -----        ----
Deferred tax assets:
  Net operating loss carryforwards          $ 48,128    $ 41,540
  Other liabilities and reserves               1,051         535
  Valuation allowance                        (41,464)    (28,306)
                                              ------      ------
Total deferred tax assets                   $  7,715    $ 13,769
                                             =======      =======

Deferred tax liabilities:
  Property and equipment, net               $ (7,715)   $(13,769)
                                             -------     -------
Total deferred tax liabilities              $ (7,715)   $(13,769)
                                             =======     =======
Net deferred tax asset (liability)          $      -    $      -
                                             =======     =======

     At December 31, 1994, the Company had net operating loss carryforwards for tax purposes in the approximate amount of $138 million which are scheduled to expire by the year 2008. Additionally, the Company has available acquired net operating loss carryforwards in the approximate amount of $9 million which are scheduled to expire by the year 2000, and which are available to offset taxable income of an acquired subsidiary.

     At December 31, 1994, the Company had alternative minimum tax carryforwards in the approximate amount of $73 million which are scheduled to expire by the year 2008. Additionally, the Company has acquired alternative minimum tax loss carryforwards in the approximate amount of $12 million which are scheduled to expire by the year 2000, and which are available for use by an acquired subsidiary. The Company also has $1 million of general business credit carryforwards which are available until the year 2000 to offset future tax liabilities of an acquired subsidiary.

(9)  Stock Option Plans

     The Company's stock option plans provide for the issuance of incentive and nonqualified stock options. Under these plans the Company is authorized to grant options to selected employees, directors and consultants to purchase shares of the Company's Common Stock at an exercise price (for the Company's incentive stock options) of not less than the market value at the time such options are granted. In June 1992, the shareholders of the Company approved the adoption of the Company's Long-Term Stock Incentive Plan ("LTSIP") under which the Company is authorized to issue an aggregate of 16.5 million shares of Common Stock pursuant to future awards granted thereunder. The Company's prior stock option plans will be consolidated into the LTSIP by replacing options granted under the existing stock option plans with comparable options granted under the LTSIP for an equivalent number of shares.

     A summary of the stock option plans activity for the years ended December 31, 1994, 1993 and 1992 is as follows:

                                                                       Non-
                                                        Incentive    Qualified
                                               Total     Options      Options
                                            ---------   ---------   ---------
Balance outstanding at January 1, 1992      8,121,134   3,205,738   4,915,396
Options granted in 1992 at prices ranging
 from $1.35 to $2.106 per share             2,612,690   1,091,001   1,521,689
Options canceled during year               (1,279,534)   (417,444)   (862,090)
                                            ---------   ---------   ---------
Balance outstanding at December 31, 1992    9,454,290   3,879,295   5,574,995
Options granted in 1993 at prices ranging
 from $0.9375 to $1.25 per share              600,000     100,000     500,000
Options canceled during year               (1,145,600)   (887,822)   (257,778)
                                            ---------   ---------   ---------
Balance outstanding at December 31, 1993    8,908,690   3,091,473   5,817,217
Options granted in 1994 at $1.25            4,896,683   2,077,500   2,819,183
Options canceled during year               (1,200,200) (1,100,200)   (100,000)
Options exercised during year                (140,000)          -    (140,000)
                                           ----------   ---------   ---------
Balance outstanding at December 31, 1994   12,465,173   4,068,773   8,396,400
                                           ==========   =========   =========
Shares exercisable at December 31, 1992     6,930,931   2,643,560   4,287,371
                                           ==========   =========   =========
Shares exercisable at December 31, 1993     8,422,022   2,805,413   5,616,609
                                            =========   =========   =========
Shares exercisable at December 31, 1994     9,586,828
                                            =========
Shares available for future grant under
 the plans at December 31, 1994             4,034,827
                                            =========

(10) Employee Benefit and Incentive Compensation Plans

     In 1989, the Company adopted an employee benefit plan under
Section 401(k) of the Internal Revenue Code, for the benefit of employees meeting certain eligibility requirements. The Company has received a favorable determination letter from the Internal Revenue Service regarding the tax favored status of the 401(k) plan. Employees can contribute up to 10 percent of their compensation and the Company matches, subject to certain limitations, up to 75 percent of contributions by each participant. The Company made contributions to the plan of $90,375 in 1991. The Company intends to make contributions aggregating approximately $150,000 for years 1992, 1993 and 1994.

     The Management Incentive Plan provided for annual incentive compensation awards to all eligible management employees based upon the successful accomplishment of performance objectives for reserves and cash flow growth as determined by the Board of Directors at the beginning of each year. This plan was formally canceled on March 30, 1994.

     Prior to April 1, 1994, the Company was obligated through employment agreements with ten executives to provide salary and health benefits, in certain instances for periods ranging up to thirty months and upon retirement from the Company at age 65. The Company determined that it was in its best interests to seek cancellation of these potential obligations and adopted a plan offering grants of five-year stock purchase warrants in return for the Company being relieved of such obligations, all subject to approval of shareholders for additional authorized shares of Common Stock.

     During April, 1994, grants were made of five-year stock purchase warrants priced at $1.25 per share in return for cancellation of such obligations. Such grants became effective with the July 1, 1994 approval by shareholders of additional authorized shares of Common Stock. No expense was required to be recognized.

(11) Other Commitments and Contingencies

     Other commitments, contingencies and subsequent events include:

     * Under the Production Sharing Agreement effective May 1993, pursuant to which the Company acquired exploration, development and production rights to the Zhao Dong Block, the Company remains obligated to drill two additional exploratory wells by May 1996. In 1994, the Company farmed out one-third of its interest in the concession, accordingly the costs of the remaining exploratory wells will be shared twothirds by the Company and one-third by the partner.

     * During 1992, the Company received notice, and amendment thereto, of a proposed assessment for state income and franchise taxes. During December 1993, the Company and two of its wholly owned subsidiaries, XCL-Texas, Inc. and XCL Acquisitions, Inc. were sued in separate law suits entitled Ralph Slaughter, Secretary of the Department of Revenue and Taxation, State of Louisiana vs. Exploration Company of Louisiana, Inc. (15th Judicial District, Parish of Lafayette, Louisiana, Docket No. 935449); Ralph Slaughter, Secretary of the Department of Revenue and Taxation, State of Louisiana vs. XCL-Texas, Incorporated (15th Judicial District, Parish of Lafayette, Louisiana, Docket No. 93-5450); and Ralph Slaughter, Secretary of the Department of Revenue and Taxation, State of Louisiana vs. XCL Acquisitions, Inc. (15th Judicial District, Parish of Lafayette, Louisiana, Docket No. 93-5337) by the Louisiana Department of Revenue for Louisiana State corporate franchise and income taxes. The claims relate to assessments for the 1987 through 1991 fiscal years. The aggregate amount of the assessments, including penalties and interest, is approximately $2.25 million as of the original due date excluding extensions for filing of the respective returns. The Company believes that this contingency has been adequately provided for in the consolidated financial statements. The law suits are all in their initial stages. The Company has filed answers to each of these suits and intends to defend them vigorously. The Company believes it has meritorious defenses and had instructed its counsel to contest these claims.

          In connection with a lawsuit entitled The Elia G. Gonzalez Mineral Trust, et al vs. Edwin L. Cox, et al which was settled and dismissed on December 31, 1993, two groups of non-participating royalty owners filed interventions. The court ordered the interventions stricken. During 1994, the first group appealed and the second group filed a new lawsuit. The Company settled the new lawsuit filed by the second group with its share of the settlement being $20,000. During December 1994, the appellate court affirmed the trial court's decision to deny the intervention to the first group. The Company, in March 1995, was named as a third party defendant by the original lessor who had been previously sued by the nonparticipating royalty owners comprising the first group. Management believes that the outcome of the lawsuit will not have a material adverse effect on the Company's liquidity or results of operations. The Company intends to defend vigorously all claims asserted by the first group in its lawsuit.

     * During April 1994, the Company was sued in an action entitled Kathy M. McIlhenny vs. The Exploration Company of Louisiana, Inc. (15th Judicial District Court, Parish of Lafayette, Louisiana, Docket No. 941845). Kathy McIlhenny, wife of an officer and director of the Company, has asserted a claim in the aggregate amount of approximately $.5 million in respect of compensation for certain services alleged to have been performed on behalf of the Company and under an alleged verbal employment agreement and, by amendment, asserted a claim for payments arising from purported rights to mineral interests. The Company believes that such claim is without merit and rejects the existence of any such alleged agreement.

     * The Company is subject to other legal proceedings which arise in the ordinary course of its business. In the opinion of Management, the amount of ultimate liability with respect to these actions will not materially affect the financial position of the Company or results of operations of the Company.

(12) Other Related Party Transactions

     The Company had transactions with certain officers and affiliates not disclosed elsewhere, as follows:

     * In connection with the scrip dividend payments on the Company's Series A Preferred Stock (see Note 7 to the Consolidated Financial Statements) and certain financings, an entity in which a former director of the Company is employed received approximately $13,475, in 1994 in advisory fees and administrative services. The parent company of the entity, acted as an escrow agent in the Company's registered public offering completed in January 1194 and received $45,000 in payment for such service. This entity also owns $2.25 million in principal amount of the Company's Secured Subordinated Notes due April 5, 2000 and in 1994 received 292,335 shares of Common Stock in respect of interest due thereon. In connection with the Net Revenue Interest acquired as a result of the Subordinated Debt investment this entity received $733. During 1994, another affiliated entity, from time to time, acted on behalf of the Company as a placing agent for sales of the Company's securities in the United Kingdom and provided financial consulting services for the Company for which it received an aggregate of $1,169,925 in such capacities. Additionally, this entity was issued 417,566 shares of Common Stock with a fair market value of $417,566 in lieu of a cash payment for services rendered and to be rendered in connection with an introduction of the Company to the Hong Kong Stock Exchange and other corporate advisory services related to the Company's activities in the Far East.

     * A director of the Company who was also a holder of one Lease Note unit received 77,231 shares of Common Stock upon tender of his Lease Note ($91,712 principal and accrued interest). Additionally such director received cash payments totaling $690 under net revenue interests held on certain of the Company's domestic producing properties. Such net revenue interests were assigned as a portion of the Lease Note unit. In 1992, the director received approximately $217,000 in payment of commission fees and consulting services.

    * In 1994, the Company purchased from a company affiliated with a former director a 72,000-acre ranch in south
Texas by issuance of Common Stock (see Note 5 to the Consolidated
Financial Statements).

    * In 1993, the Company issued 250,000 shares of Common Stock and made a cash payment of $37,500 and in 1994 another cash payment of $37,500 to an entity partially owned by an officer of the Company. Such stock issuance and cash payments were made in settlement of an option to acquire certain interests in oil and gas leases.

(13) Oil and Gas Producing Activities

     The following supplementary information is presented in accordance with the requirements of Statement of Financial
Accounting Standards  No. 69 - "Disclosures About Oil and Gas
Producing Activities."

   Results of Operations from Oil and Gas Producing Activities

     The results of operations from oil and gas producing activities for the three years ended December 31, 1994 are as follows (000's):

                                           Year Ended December 31
                                           ----------------------
                                           1994     1993    1992
                                           ----     ----    -----
Revenues from oil and gas
 producing activities:
  Sales to unaffiliated parties(a)       $ 4,336  $ 8,499   $ 10,551
                                          ------   ------    -------
Production (lifting) costs:
  Operating costs (including marketing)    1,341    2,449      2,837
  State production taxes and other           356      573      1,068
                                          ------   ------     ------
      Production costs                     1,697    3,022      3,905
Depletion and amortization                 3,059    5,562      6,131
Provision for impairment of oil
 and gas properties                       25,900    8,000     22,400
                                          ------   ------     ------
       Total expenses                     30,656   16,584     32,436
                                          ------   ------     ------
Pre-tax loss from producing activities   (26,320)  (8,085)   (21,885)
Income tax expense                             -        -          -
                                         -------   ------     ------
Results of oil and gas producing
 activities (excluding corporate
 overhead and interest costs)           $(26,320) $(8,085)  $(21,885)
                                         =======   ======    =======
_____________
(a) Includes sales to Sunrise of $8 and $556 during 1993 and 1992 , respectively.

     The depreciation, depletion and amortization (DD&A) rate averaged $1.25, $1.27 and $.96 per equivalent Mcf in 1994, 1993 and 1992, respectively.

     Capitalized Costs

     Capitalized costs and accumulated depreciation, depletion and amortization relating to the Company's proved and unproved oil and gas properties, are as follows (000's):

                                               December 31
                                            -----------------
                                              1994         1993
                                              ----         ----
Proved properties                          $ 158,634   $ 134,457
Domestic unproved properties                  37,856      51,260
Foreign unproved properties                   17,696       6,926
                                             -------     -------
        Total                                214,186     192,643
Accumulated depreciation, depletion
 and amortization, and valuation
 allowances                                  (98,388)    (69,429)
                                            --------    --------
        Total net capitalized costs        $ 115,798   $ 123,214
                                            ========    ========

     The capitalized costs for the foreign properties represent cumulative expenditures related to the Zhao Dong Block of the Bohai Bay, People's Republic of China Production Sharing
Agreement.

     The Company's investment in oil and gas properties as of December 31, 1994, includes $55.6 million in unevaluated properties which have been excluded from amortization. Such costs will be evaluated in future periods based on management's assessment of exploration activities, expiration dates of licenses, permits and concessions, changes in economic conditions and other factors. Such costs were incurred as follows:

     Costs for unproved properties were incurred as follows
(000's):

                                              Year Ended December 31
                                       -----------------------------------
                                                                 1991 and
                               Total   1994(a)  1993(a)  1992(a)   Prior
                               -----   -------  -------  -------  --------
Property acquisition costs    $43,736  $10,668  $5,464   $2,256   $25,348
Capitalized interest costs     11,816    4,592   3,836    1,846     1,542
                               ------   ------   -----    -----     -----
  Total unproved properties   $55,552  $15,260  $9,300   $4,102   $26,890
                               ======   ======   =====    =====    ======
_____________
 (a) Includes Zhao Dong Block expenditures net of partner reimbursements of $8,978, $4,787 and $1,397 in 1994, 1993 and
     1992, respectively for property acquisition costs and capitalized interest of $1,792 and $742 in 1994 and 1993, respectively.

     Domestic unproved properties as of December 31, 1994, consist of leases located adjacent to the Cox Field producing properties. As these properties become evaluated, their cost and related estimated future revenue will be included in the calculation of the DD&A rate.

     Capitalized Costs Incurred

     Total capitalized costs incurred by the Company with respect to its oil and gas producing activities were as follows (000's):

                                        Year Ended December 31
                                       -------------------------
                                       1994(a)  1993(a)  1992(a)
                                       -------  -------  -------
Costs incurred:
  Unproved properties acquired         $ 9,458  $ 6,329  $ 5,473
  Capitalized internal costs               660    1,246    1,197
  Capitalized interest and amortized
   debt costs                            5,239    6,171    3,968
  Exploration                            2,181    2,256      437
  Development                            3,798    2,395    5,383
                                        ------   ------   ------
       Total costs incurred            $21,336  $18,397  $16,458
                                        ======   ======   ======
___________
(a) Includes Zhao Dong Block expenditures net of partner reimbursements of $8,978, $4,787 and $1,397 in 1994, 1993 and
1992, respectively for property acquisition costs and capitalized interest of $1,792 and $742 in 1994 and 1993, respectively.

              Proved Oil and Gas Reserves (Unaudited)

     The following table sets forth estimates of the Company's net interests in proved and proved developed reserves of oil and gas and changes in estimates of proved reserves. The Company's net interests are located in the United States.

                                            Crude Oil (Mbbls)
                                           ------------------
                                           1994   1993   1992
                                           ----   ----   ----
Beginning of year                          395    402    652
  Revisions of previous estimates          (66)    20   (201)
  Extensions and discoveries                --     --     12
  Production                               (31)   (38)   (48)
  Purchases (sales) of minerals in place    (4)    11    (13)
                                           ---    ---    ---
End of year                                294    395    402
                                           ===    ===    ===
Proved developed reserves -
 Beginning of year                         153    153    208
                                           ===    ===    ===
  End of year                              126    153    153
                                           ===    ===    ===

                                            Natural Gas (Mmcf)
                                           ------------------
                                           1994   1993   1992
                                           ----   ----   ----
Beginning of year                        77,886  92,431  126,322
  Revisions of previous estimates        (9,547) (9,942) (27,907)
  Extensions and discoveries              8,227   2,616      217
  Production                             (2,218) (4,397)  (6,143)
  Purchases (sales) of minerals in place   (140) (2,822)     (58)
                                         ------  ------   ------
End of year                              74,208  77,886   92,431
                                         ======  ======   ======
Proved developed reserves -
  Beginning of year                      38,161  50,185   63,795
                                         ======  ======   ======
  End of year                            34,792  38,161   50,185
                                         ======  ======   ======

     As presented above, at December 31, 1994, approximately 47 percent of the Company's proved reserve quantities are classified as undeveloped. Future costs for development of the proved reserves classified as undeveloped aggregate nearly $26 million undiscounted, as determined in accordance with rules prescribed by the FASB. The revisions in the Company's estimated quantities of gas and oil are attributable to revised estimates by Company engineers in 1994 and independent petroleum engineers in fiscal 1992 and 1993. For fiscal 1993 and 1994 significant downward revisions were attributed to the Company's interest in the Cox Field in Texas due largely to performance of producing wells. In fiscal 1992, a downward revision of 11,674 MMcf gas and 175 MBbl oil was attributable to unsuccessful drilling in the East Riceville Field in Louisiana. Also in that year, a downward revision of 9,946 MMcf gas was attributable to the Cox Field in Texas due to performance of producing wells.

                 Supplementary Information (Unaudited)

     The supplementary information set forth below presents estimates of discounted future net cash flows from proved oil and gas reserves and changes in such estimates. This information has been prepared in accordance with requirements prescribed by the Financial Accounting Standards Board (FASB). Inherent in the underlying calculations of such data are many variables and assumptions, the most significant of which are briefly described below:

     Future cash flows from proved oil and gas reserves were computed on the basis of (a) contractual prices for oil and gas including escalations for gas - in effect at yearend, or (b) in the case of properties being commercially developed but not covered by contracts, the estimated market price for gas and the posted price for oil in effect at yearend. Probable and possible reserves - a portion of which, experience has indicated, generally become proved once further development work has been conducted - are not considered. Additionally, estimated future cash flows are dependent upon the assumed quantities of oil and gas delivered and purchased from the Company. Such deliverability estimates are highly complex and are not only based on the physical characteristics of a property but also include assumptions relative to purchaser demand. Future prices actually received may differ from the estimates in the standardized measure.

      Future net cash flows have been reduced by applicable estimated operating costs, production taxes and future development costs, all of which are based on current costs.

      Future net cash flows are further reduced by future income taxes which are calculated by applying the statutory federal income tax rate to pre-tax future net cash flows after utilization of available tax carryforwards.

     To reflect the estimated timing of future net cash flows, such amounts have been discounted by the FASB prescribed annual rate of 10 percent.

     In view of the uncertainties inherent in developing this supplementary information, it is emphasized that the information represents approximate amounts which may be imprecise and extreme caution should accompany its use and interpretation.

        Standardized Measure of Discounted Future Net Cash
      Flows Related to Proved Oil and Gas Reserves (Unaudited)

     The standardized measure of discounted future net cash flows from proved oil and gas reserves, determined in accordance with rules prescribed by the FASB, is summarized as follows:

                                      Year Ended December 31
                                     ------------------------
                                     1994      1993      1992
                                     ----      ----      ----
                                      (Thousands of Dollars)
Future cash inflows               $ 159,666  $181,684  $200,277
Future costs:
  Production, including taxes       (30,455)  (33,012)  (36,702)
  Development                       (34,534)  (33,850)  (37,377)
                                   --------   -------   -------
Future net inflows before
  income taxes                       94,677   114,822   126,198
Future income taxes                      -          -         -
                                    -------   -------   -------
Future net cash flows                94,677   114,822   126,198
10% discount factor                 (34,429)  (49,634)  (54,952)
                                    -------   -------   -------
Standardized measure of
 discounted net cash flows        $  60,248  $ 65,188  $ 71,246
                                   ========   =======   =======

     The standardized measure of discounted net cash flows reflects a tight gas severance tax exemption as provided for in Texas Railroad Commission Statewide Rule 105. This exemption results in approximately $5 million of net present worth discounted at 10 percent. The tight gas severance tax exemption is a temporary exemption which expires on August 31, 2001. There are no circumstances that must be met to keep the exemption in place.

     Net capitalized costs for the Company's oil and gas properties at December 31, 1994 approximate the "ceilingtest" limitation as prescribed by the Securities and Exchange Commission guidelines. The Company recorded a $25.9 million provision for impairment of oil and gas properties during 1994, reflecting lower gas prices, management's decision to forego renewing certain domestic exploration leases in the Black Warrior Basin, East Riceville and Milton prospects and the transfer of certain Cox Field costs to the full cost pool. Remaining unproved and unevaluated properties at December 31, 1994 include primarily the costs of leases located adjacent to the Cox Field producing properties. As these unproved properties become evaluated, their costs are reclassified to proved and evaluated properties, and any associated future revenue is included in the calculation of the present value of the Company's proved reserves. Prospectively, any such costs in excess of the present value of added reserves, or any material reductions in the net future revenues from oil and gas reserves resulting from such factors as lower prices or downward revisions in estimates of reserve quantities would cause a charge for a full cost ceiling impairment, absent offsetting improvements and may adversely affect the Company's borrowing base calculation under its credit facility with INCC which may then require prepayments of principal. Pricing for a significant portion of the Company's gas reserves is subject to a floor in a long-term contract with MidCon. The floor price is subject to the Company's ability to deliver minimum quantities of production. As a result of estimated production shortfalls in 1994, the Company is not expected to receive the contractual price for the contract year ending April 30, 1995. The Company's reserve report indicates sufficient production in subsequent contract years to receive the maximum price, which is in part dependent upon successful development drilling in the Company's Berry R. Cox Field.

      Changes in Standardized Measure of Discounted Future Net
           Cash Flow From Proven Reserve Quantities  (Unaudited)

                                                   1994    1993     1992
                                                   ----    ----     ----
                                                    (Thousands of Dollars)
Standardized measure-beginning of year           $65,188   $ 71,246  $103,621
Increases (decreases):
  Sales and transfers, net of production costs    (2,639)    (5,477)   (6,646)
  Net change in sales and transfer
   prices, net of production costs                (3,458)     5,384     9,231
  Extensions, discoveries and improved
   recovery, net of future costs                   8,664      1,245       265
  Changes in estimated future development costs     (526)     1,657    (6,209)
  Revisions of quantity estimates                (14,695)   (10,572)  (35,057)
  Accretion of discount                            6,519      7,125    10,362
  Net change in income tax                             -          -         -
  Purchase (sales) of reserves in place             (157)    (3,071)      (73)
  Changes in production rates (timing) and other   1,352     (2,349)   (4,248)
                                                  ------     ------    ------
Standardized measure-end of year                 $60,248    $65,188   $71,246

(14) Supplemental Financial Information (Unaudited)

                        Quarterly Results of Operations

                                                 Quarter                 Year
                                   ----------------------------------   -------
                                   First    Second    Third    Fourth
                                  -------  --------  -------  --------
                                 (Thousands of Dollars, Except Per Share Amounts)
1994
- ----
Oil and gas revenues              $ 1,338  $  1,209  $ 1,118  $    671  $  4,336
Loss from operations (a)           (1,162)  (11,009)  (8,791)  (12,913)  (33,875)
Loss before extraordinary item     (1,592)  (11,415)  (9,720)  (12,153)  (34,880)
Net loss (a)                       (3,334)  (11,415)  (9,720)  (12,153)  (36,622)
Net loss per share (a)               (.02)     (.07)    (.05)     (.06)     (.21)

1993
- ----
Oil and gas revenues              $ 2,324  $  2,506  $ 2,111  $  1,558  $  8,499
Loss from operations (a)          $(1,182) $   (918) $(1,797) $ (8,621) $(12,518)
Net loss (a)                      $(1,272) $ (1,134) $(2,384) $(10,407) $(15,197)
Net loss per share (a)            $  (.01) $   (.03) $  (.02) $   (.10) $   (.17)
_______________
(a)  1994 and 1993 results include a provision for impairment of oil and gas properties of $25,900 and $8,000, respectively.

Item 9.  Changes in and Disagreements on Accounting and Financial
         Disclosure.

     There have been no changes in and there are no disagreements with the Company's accountants on accounting and financial disclosure.

                            PART III
                            --------

Item 11.  Executive Compensation.

     The following table sets forth information regarding the total compensation of the Chief Executive Officer and each of the four most highly compensated executive officers of the Company at the end of 1994, as well as the total compensation paid to each such individual for the Company's two previous fiscal years. Each of the named individuals has held his/her respective office throughout the entire fiscal year.

                           Summary Compensation Table
                           --------------------------

                                                              Long Term Compensation
                                                        ----------------------------------
                               Annual Compensation           Awards            Payouts
                            --------------------------- ----------------  ----------------
     (1)                                   (2)    (3)     (4)      (5)    (6)     (7)
                                                 Other  Restricted                All
                                                 Annual   Stock  Options/ LTIP   Other
Name and                          Salary  Bonus  Compen-  Awards   SARs   Payout Compen-
Principal Position           Year   ($)    ($)  sation($)  ($)     (#)      ($)  sation($)

Marsden W. Miller, Jr.
Chairman and Chief
Executive Officer            1994 150,000   --     --       --    1,625,000  --    --
                                                                  1,875,000
                                                                    525,000
                             1993 168,750   --     --       --         --    --    --
                             1992 175,000   --  546,000     --      400,000  --    --
John T. Chandler (7)
President; Chairman of
XCL-China Ltd.               1994 150,000   --     --       --      470,000  --    --
                                                                  1,025,000
                                                                    100,000
                             1993 168,750   --     --       --        --     --    --
                             1992 175,000   --     --       --       60,000  --    --
David A. Melman
Executive Vice President,
General Counsel and
Secretary                    1994 150,000   --     --       --      470,000  --    --
                                                                  1,025,000
                                                                    100,000
                             1993 168,750   --     --       --        --     --    --
                             1992 175,000   --     --       --       60,000  --    --

R. Thomas Fetters, Jr. (7)
Vice President-Exploration;
President of XCL-China Ltd.  1994 135,000   --     --       --      163,500  --    --
                                                                    875,000
                                                                     65,500
                             1993 152,250   --     --       --        --     --    --
                             1992 158,000   --     --       --       34,000  --    --

Pamela G. Shanks (8)
Vice President-Finance,
Chief Financial Officer
and Treasurer                1994 128,600   --     --       --      500,000  --    --
                                                                     21,400
                             1993 144,050   --     --       --        --     --    --
                             1992  34,586   --     --       --      360,000  --    --

(1) Prior to April 1, 1994, each executive was employed under an agreement with the Company which provided that if his/her employment was terminated prior to the agreement's termination under certain circumstances he/she would receive compensation for thirty months. Such employment agreements were surrendered, effective April 1, 1994, in exchange for stock purchase warrants (see "Employment Agreements" below).

(2)  Annual bonus amounts earned under the Management
Incentive Plan are accrued during the fiscal years indicated, and paid subsequent to the end of each fiscal year
(see "Management Incentive Plan" below).  Effective March 30,
1994, the Management Incentive Plan was terminated.

(3) Excludes the cost to the Company of other compensation that, with respect to any above named individual, does not exceed the lesser of $50,000 or 10 percent of such individual's salary and bonus. Mr. Miller was reimbursed certain legal costs incurred in defending proceedings pursuant to the terms of an indemnification agreement approved by shareholders on December 4, 1987.

(4) Although the Company's Long Term Stock Incentive Plan permits grants of restricted stock and stock appreciation rights, no grants of those incentive awards have been made.

(5) The first amount represents awards of stock options granted under the Company's Long Term Stock Incentive Plan. The second amount represents the number of fiveyear stock purchase warrants, received upon surrender of an employment agreement with the Company, determined based upon a formula whereby each of the individuals were to be offered a warrant, based upon the length of time of employment with the Company, for a maximum of two shares of Common Stock for each dollar of compensation remaining to be paid to such individual under his or her agreement (based upon the product of his or her highest monthly base salary and the number of months remaining under his or her contract), at an exercise price of $1.25 per share. The third number represents five-year stock purchase warrants, received for each dollar of salary reduction for the fifteenmonth period commencing January 1, 1993 through March 31, 1994, determined based on the same formula and at the same exercise price used in the granting of warrants upon surrender of the employment agreements. (See "Employment Agreements" below.)

(6)  No payments have been made in respect of the Company's
Shareholder Value Performance Plan. The measurement period for compensation under such plan ended on December 31, 1993, and the Plan was terminated pursuant to its terms.

(7) XCL-China Ltd. is a wholly owned subsidiary of the Company which manages the Company's operations in the People's Republic of China.

(8) Ms. Shanks commenced employment on October 8, 1992. As part of her employment package she was awarded 360,000 options.

Stock Options
- -------------

     The Company currently maintains seven stock option plans which were adopted by shareholders at various times commencing in 1985. All of the plans are administered by the Compensation Committee and provide for the granting of options to purchase shares of Common Stock to key employees and directors of the Company, and certain other persons who are not employees of the Company but who from time to time provide substantial advice or other assistance or services to the Company.

     The most recent stock option plan was adopted on June 2, 1992, by shareholders who approved the Long Term Stock Incentive Plan ("LTSIP"). The LTSIP was adopted with the view of conforming the Company's plans to certain regulatory changes adopted by the SEC and affording holders of previously granted options the opportunity to exchange their options for equivalent options under the LTSIP.

     The LTSIP authorizes the Compensation Committee to grant stock options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986 as amended ("ISOs"), options which do not qualify under such tax provision ("NSOs"), "ROs" (i.e., the granting of additional options, where an employee exercises an option with previously owned stock, covering the number of shares tendered as part of the exercise price), "RSAs" (i.e., stock awarded to an employee that is subject to forfeiture in the event of a premature termination of employment, failure of the Company to meet certain performance objectives or other conditions), "PUs" (i.e., share-denominated units credited to the employee's account for delivery or cash-out at some future date based upon performance criteria to be determined by the Compensation Committee) and "tax withholding" (i.e., where the employee has the option of having the Company withhold shares on exercise of an award to satisfy tax withholding requirements).

     The LTSIP also formally incorporates resolutions previously adopted by the Board regarding one-time grants of NSOs covering
100,000 shares to each new non-employee director upon his taking office.

     The Compensation Committee develops administration guidelines from time to time which define specific eligibility criteria, the types of awards to be employed, and the value of such awards. Specific terms of each award, including minimum performance criteria which must be met to receive payment, are provided in individual award agreements granted each award recipient. Key employees and other individuals who the Committee deems may provide a valuable contribution to the success of the Company and its affiliates will be eligible to participate under the Plan. Award agreements generally contain change-in-control provisions.

     Under the LTSIP, the Compensation Committee determines the option price of all NSOs and ISOs; provided, however, in the case of ISOs, the option price shall not be less than the fair market value of the Common Stock on the date of grant. Such "fair market value" is the average of the high and low prices of a share of Common Stock traded on the relevant date, as reported on the American Stock Exchange, or other national securities exchange or an automated quotation system.

     On July 1, 1994, the shareholders approved amendments to the LTSIP to increase the number of shares reserved for issuance under the Plan by an additional 1,500,000 shares to an aggregate of 16.5 million and corresponding amendment to the Plan increasing the limitation on the total number of shares subject to options that can be granted to directors to 13,200,000 of which 3,300,000 shares may be granted to nonemployee directors. At the same time, shareholders ratified the conditional grant of options to acquire 3,076,500 shares, made by the Board of Directors on March 30, 1994, to various executive officers and directors. In 1994, additional options totaling 1,820,183 were awarded to non-executive officers, employees and consultants of the Company.

     The closing price of the Company's Common Stock on the American Stock Exchange on April 11, 1995 was $.8125 per share.

     The following tables set forth, for those persons named in the "Summary Compensation Table" information on stock options granted during 1994 and all stock options outstanding as of December 31, 1994.

                              Option/SAR Grants in Last Fiscal Year
                              -------------------------------------

                                                                          Potential Realizable Value
                                                                           at Assumed Annual Rates
                                                                        of Stock Price Appreciation
                                      Individual Grants                      for Option Term (4)
                        ----------------------------------------------  -------------------------------
          (a)              (b)         (c)           (d)          (e)                  (f)       (g)
                                    % of Total
                                     Options/
                                       SARs
                                     Granted to
                         Options/   Employees in  Exercise or
                           SARs        Fiscal     Base Price  Expiration
         Name            Granted(#)   Year(3)      ($/Share)     Date     0% ($)    5% ($)    10% ($)
- ----------------------  ------------  -------     ----------  ----------  -------  ---------  ---------
Marsden W. Miller, Jr.  1,625,000(1)    33%          1.25      03/29/04   203,125  1,608,311  3,764,143
                        2,400,000(2)                 1.25      03/31/99   300,000  1,211,729  2,314,683
John T. Chandler          470,000(1)    13%          1.25      03/29/04    58,750    465,173  1,088,706
                        1,125,000(2)                 1.25      03/31/99   140,625    567,998  1,085,008
David A. Melman           470,000(1)    13%          1.25      03/29/04    58,750    465,173  1,088,706
                        1,125,000(2)                 1.25      03/31/99   140,625    567,998  1,085,008
R. Thomas Fetters, Jr.    163,500(1)     9%          1.25      03/31/04    20,438    161,821    378,731
                          940,500(2)                 1.25      03/31/99   117,925    474,846    907,066
Pamela G. Shanks                -(1)     4%           -           -          -          -          -
                          521,400(2)                 1.25      03/31/99    65,175    263,248    502,865
__________________
(1)  Represents options granted under the Company's Long Term
Stock Incentive Plan during 1994.

(2) Represents the aggregate number of five-year stock purchase warrants, received (a) upon surrender of an employment agreement with the Company, determined based upon a formula whereby each of the individuals were to be offered a warrant, based upon the length of time of employment with the Company, for a maximum of two shares of Common Stock for each dollar of compensation remaining to be paid to such individual under his or her agreement (based upon the product of his or her highest monthly base salary and the number of months remaining under his or her contract) at an exercise price of $1.25 per share, and (b) for each dollar of salary reduction for the fifteen-month period commencing January 1, 1993 through March 31, 1994, determined based on the same formula and at the same exercise price used in the granting of warrants upon surrender of the employment agreements. (See "Employment Agreements" below.)

(3) Represents the percentage of all options and warrants granted to employees in the fiscal year.

(4)  The options and warrants, while originally granted on March
31, 1994, became effective on July 1, 1994, with the approval by shareholders of an increase in the authorized capital of the Company. Accordingly, the market price of the Common Stock on July 1, 1994 of $1.375 was used in calculating the above potential realizable values. On March 31, 1994, the market price of the Common Stock was $1.125.


    Aggregated Option/SAR Exercises In Last Fiscal Year
    ---------------------------------------------------
        and Fiscal Year-End Option/SAR Values
        -------------------------------------

          (a)               (b)        (c)                 (d)                           (e)
                                                   Number of Securities          Value of Unexercised
                           Shares                 Underlying Unexercised            in-the-Money
                          Acquired                    Options/SARs at              Options/SARs at
                             0n       Value        Fiscal Year End (#)          Fiscal Year End ($)(3)
                          Exercise   Realized   ---------------------------  ---------------------------
         Name                (#)       ($)      Exercisable   Unexercisable  Exercisable   Unexercisable
- ----------------------    -------   ---------   ------------  -------------  ------------  -------------
Marsden W. Miller, Jr.        -         -       3,941,666(1)    1,083,334         -              -
                              -         -       2,400,000(2)        -             -              -
John T. Chandler              -         -         696,666(1)      433,334         -              -
                              -         -       1,125,000(2)        -             -              -
David A. Melman               -         -         696,666(1)      433,334         -              -
                              -         -       1,125,000(2)        -             -              -
R. Thomas Fetters, Jr.        -         -         448,500(1)      109,000         -              -
                              -         -         940,500(2)        -             -              -
Pamela G. Shanks              -         -         360,000(1)        -             -              -
                              -         -         521,400(2)        -             -              -     -
___________
(1)  Represents options exercisable under the Company's Long Term
Stock Incentive Plan at December 31, 1994.

(2) Represents the aggregate number of five-year stock purchase warrants, received (a) upon surrender of an employment agreement with the Company, determined based upon a formula whereby each of the individuals were to be offered a warrant, based upon the length of time of employment the Company, for a maximum of two shares of Common Stock for each dollar of compensation remaining to be paid to such individual under his or her agreement (based upon the product of his or her highest monthly base salary and the number of months remaining under his or her contract), at an exercise price of $1.25 per share, and (b) for each dollar of salary reduction for the fifteen-month period commencing January
1, 1993 through March 31, 1994, determined based on the same formula and at the same exercise price used in the granting of warrants upon surrender of the employment agreements. (See
"Employment Agreements" below.)

(3) At December 31, 1994, the Company's Common Stock price was lower than the option exercise price.
These options were all awarded under the Company's Stock Option
Plans described above.

Section 401(k) Plan
- -------------------

In 1989, the Company adopted an employee benefit plan under Section 401(k) of the Internal Revenue Code for the benefit of employees meeting certain eligibility requirements. Employees can contribute up to 10 percent of their compensation (as defined) to the plan on a pre-tax basis, and the Company matches up to 75 percent of deferred contributions allocable to each participant subject to certain limitations. The Company intends to make contributions aggregating approximately $150,000 for years 1992, 1993 and 1994. The Company made no matching contributions in 1992, 1993 or 1994. Administrative costs of the plan have been paid by the Company. The Company has obtained a favorable determination from the Internal Revenue Service regarding the tax favored status of the 401(k) plan. For the year ended December 31, 1994, Mr. Miller contributed $9,240 to his account and Messrs. Chandler and Melman each contributed to their account $7,500. Mr. Fetters and Ms. Shanks did not participate in the 401(k) plan in 1994.

Management Incentive Plan
- -------------------------

     In 1989, the Company adopted the Management Incentive Plan that provides for annual incentive compensation awards to all eligible management employees based upon the successful accomplishment of performance objectives as determined by the Board of Directors at the beginning of each year. No bonuses were awarded under this plan in 1992, 1993 or 1994 and the Plan was formally canceled upon recommendation of the Compensation Committee effective March 30, 1994.

Compensation of Directors and Other Arrangements
- ------------------------------------------------

     The Company reimburses its directors for their travel and lodging expenses incurred in attending meetings of the Board of Directors. Effective January 1, 1990, directors (other than Messrs. Hummel and Palliser and those directors who are officers of the Company) were paid an annual retainer of $18,000 plus a fee of $1,000 for each Board meeting attended. In addition, such directors were paid a fee of $1,000 for each committee meeting attended.

     In April 1994, the Company entered into separate consulting agreements with two directors of the Company, upon their becoming directors. Each of the agreements is terminable by each of the parties thereto upon written notice and provides that the individuals will render consulting services to the Company in their respective areas of expertise. Pursuant to the terms of the agreements, each of the directors will be entitled to receive compensation at the rate of $50,000 per annum, which includes the compensation they would otherwise be entitled to receive as directors and for attending meetings of the Board. In addition, pursuant to the terms of the LTSIP, each were granted stock options for 100,000 shares of Common Stock exercisable at $1.25 per share.

     During 1994 all regular employees were provided health insurance, a portion of the premium for which is paid by the Company, and life and disability insurance based upon a factor of the employee's base salary.

Employment Agreements
- ---------------------

     Effective April 1, 1994, Messrs. M.W. Miller, Jr., J.T. Chandler, D.A. Melman, D.M. Dobbs, R.T. Fetters, Jr., R.C. Cline, P.L. Dragon, and Ms. P.G. Shanks, in their capacities as executive and administrative officers of the Company and its various subsidiaries agreed to surrender their employment agreements in consideration of the issuance of five year warrants to purchase Common Stock at an exercise price of $1.25 per share, subject to customary anti-dilution adjustments. The number of warrants issued to such individuals was determined based upon a formula whereby each of the individuals was offered a warrant to purchase, based upon the length of time of employment with the Company, a maximum of two shares of Common Stock for each dollar of compensation remaining to be paid to such individual under his or her agreement (based upon the product of his or her highest monthly base salary and the number of months remaining under his or her agreement). Accordingly, Mr. Miller received warrants to purchase 1,875,000 shares; Mr. Chandler, 1,025,000 shares; Mr. Melman, 1,025,000 shares; Mr. Fetters, 875,000 shares; Mr. Dobbs, 575,000 shares; Mr. Dragon, 315,000 shares; Mr. Cline, 250,000 shares; and Ms. Shanks, 500,000 shares.

     Mr. Roy F.C. Chase, General Manager of XCL-China retained his employment agreement which extends for an initial period of 24 months expiring on May 1, 1995.

Report on Repricing of Options/SARs
- -----------------------------------

     During the fiscal year ended December 31, 1994, there were no repricings of stock options awarded to any of the named executive officers.

Compensation Committee Interlocks and Insider Participation
- -----------------------------------------------------------

     From September 23, 1993, through July 1, 1994, the following nonexecutive directors of the Company, served as members of the Compensation Committee of the Board of Directors:
Messrs. F. Hofheinz (Chairman), R.W. Brittain and A.D. Steel. Effective July 1, 1994, Messrs. Brittain and Steel resigned as directors of the Company and members of its Compensation Committee. On that same date, Messrs. M. Palliser (Chairman), A.W. Hummel, Jr., F. Hofheinz and F.J. Reinhardt, Jr. were elected as members of the Compensation Committee. None of the members of the Compensation Committee were formerly, nor are any members currently, officers or employees of the Company or any of its subsidiaries.

        Compensation Committee Report on Executive Compensation
        -------------------------------------------------------

     The Compensation Committee of the Board of Directors ("Committee") establishes the general compensation policies of the Company, establishes the compensation plans and specific compensation levels for executive officers and certain other manages and administers the Stock Option Plans and Long Term Stock Incentive Plan. The Committee currently consists of four independent, non-employee directors Messrs. M. Palliser,, who serves as Chairman, Fred Hofheinz, Arthur W. Hummel, Jr. and Francis J. Reinhardt, Jr..

Compensation Policies and Philosophy
- ------------------------------------

     The Committee has determined that the compensation program of the Company should not only be adequate to attract, motivate and retain executives, key employees and other individuals who the Company believes may make significant contribution to the Company's results, but should also be linked to the value delivered to shareholders as reflected in the price of the Company's Common Stock.

     The Committee believes that the cash compensation of executive officers, as well as other key employees, should be competitive with other similarly situated companies while, within the Company, being fair and discriminating on the basis of personal performance. In general, in establishing total cash compensation for its executives, the Committee has taken into account the median cash compensation of executives employed by competitors including some of the companies reflected in the peer group identified in the Performance Graph found on page 71, which the Committee believes represent the Company's most direct competition for executive talent. The Committee receives recommendations from management as to executive compensation and, in light of the Company's performance and the economic conditions facing the Company, determines appropriate compensation levels for recommendation to the Board of Directors. The Committee does not assign relative weights to individual factors and criteria used in determining executive compensation and does not use quantifiable targets in determining compensation. For 1994, the Company did not retain the services of a compensation consulting firm.

     In order to cause an overall reduction to general and administrative expenses of the Company in fiscal 1992, the Committee, upon consultation with the executive management, requested that salaries of essentially all officers and employees be reduced as of January 1, 1992. As described in a Proxy Statement dated August 20, 1993, the Committee, to compensate such individuals for the salary reductions (amounting to $350,000 in total for 1992), awarded effective January 1, 1992, to all individuals participating in the salary reduction program a stock option exercisable from January 1, 1993 to December 31, 1994, to purchase at $1.50 per share, two shares of Common Stock for each dollar of salary reduction for that year. During 1994, the Committee extended the expiration of these warrants by two years to December 31, 1996. The reduced salary levels were continued in 1993 and, effective October 1, 1993, members of senior management and certain other employees took further salary reductions in order to again reduce general and administrative expenses. To compensate for such continued, and for those certain individuals, further reductions, on March 30, 1994, the Committee granted to employees without employment agreements who participated in the salary reduction programs, a five-year stock option to purchase at $1.25 per share, two shares of Common Stock for each dollar of salary reduction for the fifteen month period commencing January 1, 1993 and terminating March 31, 1999 (total stock options were issued to acquire 229,183 shares). For those officers and employees to which the Company was obligated under employment agreements, the Committee authorized the issuance of a five-year warrant to purchase at $1.25 per share two shares of Common Stock for each dollar of salary reduction for the fifteen month period commencing January 1, 1993 and terminating March 31, 1999 (total stock purchase warrants were issued to acquire 878,900 shares). One employee, upon becoming an officer, received a minimal increase in cash salary during 1993.

     As previously discussed in the section entitled "Employment Agreements," the Committee, at the meeting held on March 30, 1994, after consultation with executive management of the Company, adopted a plan offering each officer holding an employment agreement the option of surrendering such agreement and relieving the Company of all obligations thereunder in return for the grant of a five-year stock purchase warrant pursuant to which such employee would be granted the right to acquire, based upon the term of employment with the Company, at $1.25 per share, a maximum of two shares of Common Stock for each dollar of "contract value." "Contract value" is defined as the contractual monthly base salary (at the highest level prior to the above referenced salary reductions) multiplied by the number of months remaining on such employment agreement after April 1, 1994. Effective April 1, 1994, Messrs. Miller, Chandler, Melman, Dobbs, Fetters, Cline, Dragon and Ms. Shanks surrendered their employment agreements in consideration for such warrants. The Committee determined that it was in the best interests of the Company to seek cancellation of the employment agreements in order to remove a total future contractual financial burden of approximately $3.4 million from the Company, and to provide the Company with greater flexibility in personnel matters.

     Awards of stock options are intended both to retain executives, key employees and other individuals who the Company believes may make significant contributions to the Company's results and to motivate them to improve long-term stock market performance. Options are granted at or above the prevailing market price and will have value only if the price of the Company's Common Stock increases. Generally, options have a term of ten years and vest one-third six months after grant, one-third one year after grant and the remaining onethird two years after grant.

     Effective January 1, 1994, Section 162(m) of the Internal Revenue Code of 1986 (the "Code") generally denies a tax deduction to any publicly-held corporation for compensation that exceeds $1 million paid to certain senior executives in a taxable year, subject to an exception for "performancebased compensation" as defined in the Code and subject to certain transition provisions. Gains on the exercise of nonqualified stock options granted through December 31, 1994, will be tax deductible under the transition rules. Restricted stock awards by definition granted after February 17, 1993, are not deductible. At present the Committee does not intend to recommend amendment to the Stock Option Plans to meet the restrictive requirements of the Code.

     The Committee believes that annual incentive awards should be commensurate with performance. It further believes that in order to meet this objective it needs to have the ability to exercise its judgment or discretion to evaluate performance against qualitative criteria. It is the Committee's opinion that the benefits to the Company of the use of a qualitative approach to the compensation of senior executives such as the Chairman outweigh the non-material loss of a portion of the deductions associated with that compensation.

     On March 14, 1995, the Committee reviewed the Company's 1994 financial goals (consisting of completing the registered Common Stock offering, refinancing its bank debt, reducing total indebtedness by more than $15 million and simplifying the equity profile of the Company by eliminating two classes of preferred stock) and 1994 non-financial goals (consisting of development of the Zhao Dong Block by drilling two successful wells and positioning the Company to expand its participation in the Chinese energy industry resulting in the January 1995 agreement to participate in a lubricating oil joint venture) and determined that the Company had met each objective in all significant respects.

Company Performance and Chief Executive Officer Compensation
- ------------------------------------------------------------

     The Committee, in connection with determining the appropriate compensation for Marsden W. Miller, Jr. as Chief Executive Officer ("CEO"), took into account the financial condition of the Company, including its liquidity requirements, and the Company's performance in 1994 in meeting its financial and non-financial goals. It determined that the CEO had been instrumental in causing the Company to meet the goals established early in 1994. Taking into consideration the current cash position and near-term requirements, the Committee determined that cash was unavailable for either salary increase or bonus. Therefore, the Committee authorized a two-year extension of the Chairman's stock options scheduled to expire in July 1997 with the exercise price increased from $1.07 to $1.25 for the extension period.

Compensation of Other Executive Officers
- ----------------------------------------

     The Committee, in consultation with the CEO, applied the information and other factors outlined above in reviewing and approving the compensation of the Company's other executive officers.

March 14, 1995             COMPENSATION COMMITTEE

                           Michael Palliser, Chairman
                           Arthur W. Hummel
                           Fred Hofheinz
                           Francis J. Reinhardt, Jr.

Shareholder Return Performance Presentation
- -------------------------------------------

     Set forth below is a line graph comparing the percentage change in the cumulative total shareholder return on the Company's Common Stock against the total return of the NASDAQ Composite Index (for the year 1990) and the AMEX Market Value Index for the years 1991 through 1994, with a peer group selected by the Company for the past five fiscal years. The peer group consists of the same independent oil and gas exploration and production companies used in last year's comparison, with the exception of Alta Energy Corporation which was acquired by Devon Energy Corporation and Geodyne Resources, Inc. which was merged with Samson Investment Company, namely: American Exploration Company; Bellwether Exploration Company; Brock Exploration Corporation; Tom Brown, Inc.; Caspen Oil, Inc.; Cobb Resources Corporation; Coda Energy, Inc.; Comstock Resources, Inc.; Crystal Oil Company; DeKalb Energy Company; Edisto Resources Company; Energen Corporation; First Mississippi Corporation; Forest Oil Corporation; Global Natural Resources, Inc.; Hallador Pete Company; Hondo Oil & Gas Company; Kelley Oil & Gas Partners; Magellan Petroleum Corporation; Maynard Oil Company; McFarland Energy, Inc.; MSR Exploration Limited; Numac Energy, Inc.; Pacific Enterprises; Patrick Petroleum Company; Penn Virginia Corporation; Plains Resources, Inc.; Presidio Oil; Wainoco Oil Corporation; Wichita River Oil; Wiser Oil Company; and Wolverine Exploration Company. The relevant information with respect to the peer group was furnished by Standard & Poors Compustat Service. The graph assumes that the value of the investment in the Company's Common Stock and the peer group stocks were $100 on January 1, 1990 and that all dividends were reinvested.

               1990    1991    1992    1993    1994
              Return  Return  Return  Return  Return
              ------  ------  ------  ------  ------
XCL           39.39    13.64   27.27   13.64   19.70
Peer Group    76.60    60.77   48.85   59.53   59.34
NASDAQ/AMEX   82.20   105.38  106.50  127.29  115.75

Item 13.  Certain Relationships and Related Transactions.

n Energy Services Limited ("GMES"), of which
Mr. R.W. Brittain, a former director of the Company, is Managing Director was paid $16,042 in 1994 for financial consulting services provided to the Company. An affiliate of GMES, Guinness d ("GM&Co"), acted as an escrow agent in the Company's registered public offering completed in January 1994 and received $13,475 in payment therefor. GM&Co. owns $2.25 million in principal amount of the Company's Secured Subordinated Notes due April 5, 2000 and in 1994 received 292,335 shares of Common Stock in respect of interest due thereon. In respect of the Net Revenue Interest acquired as a result of the Subordinated Debt GM&Co. was paid $733. Another affiliate of GMES, Henderson Crosthwaite Institutional Brokers Limited ("HCIB") has, from time to time, acted on behalf of the Company as a placing agent for sales of the Company's securities in the United Kingdom and provided financial consulting services for the Company. HCIB earned fees totaling $1,169,925 in such capacities. Also in 1994, HCIB was issued 417,566 shares of Common Stock in lieu of a cash payment for fees and expenses for services rendered and to be rendered in connection with an introduction to the Hong Kong Stock Exchange and other corporate advisory services related to the Company's activities in the Far East. All such arrangements during Mr. Brittain's tenure were approved by the Board of Directors of the Company with Mr. Brittain abstaining.

     Mr. Francis J. Reinhardt, Jr., a director of the Company, is a holder of net profits interests on certain properties of the Company received in connection with his purchase of one Lease Note Unit. During 1994 Mr. Reinhardt received cash payments totaling $690 as a consequence of such net profit interests. Mr. Reinhardt further received 77,231 shares of Common Stock for the principal and accrued interest ($91,712) upon tender of his Lease Note to the Company.

     During October 1992, the Company executed an assignment agreement with Independent Investment Company Plc, an affiliate of Ivory & Sime PLC, an investment management firm in which Mr. Andrew D. Steel, a former director of the Company, is employed. The agreement covers a 72,000-acre ranch in south Texas whereby the Company obtained certain property rights and other interests, the consideration for the acquisition to be satisfied by issuance of shares of Common Stock so as to fulfill a dollar denominated obligation of $3.7 million. Mr. Steel disclaims any beneficial interest in Independent Investment Company Plc. In connection with an extension of terms for repayment in April 1994, the Company granted to Ivory & Sime Enterprise Capital PLC, an affiliate of the above-mentioned entities, a two-year warrant to acquire 375,000 shares of Common Stock. During October 1994, the Company issued 2.75 million shares of Common Stock in satisfaction of this obligation.

     During 1994, the Company was sued in an action entitled Kathy M. McIlhenny vs. The Exploration Company of Louisiana, Inc. (15th Judicial District Court, Parish of Lafayette, Louisiana, Docket No. 941845). Kathy McIlhenny, wife of an officer and director of the Company, has asserted a claim in the aggregate amount of approximately $.5 million in respect of compensation for certain services alleged to have been performed on behalf of the Company and under an alleged verbal employment agreement and, by amendment, asserted a claim for payments arising from purported rights to mineral interests. The Company believes that such claim is without merit and rejects the existence of any such alleged agreement.

     As a matter of policy the Company approves all transactions involving insiders through the majority vote of disinterested directors.

                       PART IV
                       -------

Item 14.  Exhibits, Financial Statement Schedules, and Reports on
          Form 8-K.

(a)  The following documents are filed as a part of this report.

Financial Statements
- --------------------

     The following documents are included in Part II, Item 8 of this report:

                                                     Page
                                                     ----
Report of Independent Accountants.....................28
Consolidated Balance Sheet as of
 December 31, 1994 and December 31, 1993..............29
Consolidated Statement of Operations for
 each of the three years in the period
 ended December 31, 1994..............................30
Consolidated Statement of Shareholders' Equity for
 each of the three years in the period ended
 December 31, 1994....................................31
Consolidated Statement of
 Cash Flows for each of the three
 years in the period ended December 31, 1994..........32
Notes to Consolidated Financial Statements............33

Financial Statement Schedules
- -----------------------------

     Certain financial statement schedules are omitted because of the absence of the conditions under which they are required.

Schedule VIII-Valuation and Qualifying Accounts.......75

Executive Compensation Plans and Arrangements
- ---------------------------------------------

Form of Indemnification Agreement by and between the Company and various officers and directors - See Appendix II to Proxy
Statement dated November 13, 1987.

Stock Option Agreement by and between the Company and Marsden W.
Miller, Jr. dated July 11, 1987 - See Appendix VIII to Proxy
Statement dated November 13, 1987.

Amended and Restated 1985 Incentive Stock Option and Stock Option
Plans - See Exhibit 2 to Current Report on Form 8-K filed
February 10, 1989.

Amended and Restated 1986 Incentive Stock Option and Stock Option
Plans - See Exhibit 3 to Current Report on Form 8-K filed
February 10, 1989.

Amended and Restated 1987 Incentive Stock Option and Stock Option
Plans - See Exhibit 4 to Current Report on Form 8-K filed
February 10, 1989.

Consulting Agreement dated November 15, 1993, between the Company and Mr. K. Craig Shephard - See Exhibit 10.12 to Annual Report on
Form 10-K/A No. 1 filed on April 15, 1994.

Long Term Stock Incentive Plan between the Company and certain employees - See Exhibit A to Proxy Statement dated May 11, 1992.

Employment Agreement by and between a subsidiary of the Company
and Mr. Roy F.C. Chase dated May 1, 1993 - See Exhibit     10.36
to Annual Report on Form 10-K/A No. 1 filed on
April 15, 1994.

Consulting Agreement by and between the Company and Sir Michael
Palliser dated May 1, 1994. -  See Exhibit 10.22 hereto.

Consulting Agreement by and between the Company and Mr. Arthur W.
Hummel. Jr. dated May l, 1994. - See Exhibit 10.23 hereto.

(b)  Reports on Form 8-K

     A current report on Form 8-K was filed on July 14, 1994, to announce the results of voting at the Company's Annual Meeting of Shareholders.

     A current report on Form 8-K was filed on November 14, 1994, to announce the results of the Company's Zhao Dong C-2 Well drilled on the Zhao Dong Block, China.

(c)  Exhibits required by Item 601 of Regulation S-K

     A list of the exhibits required by Item 601 of Regulation SK and filed as part of this report is set forth in the Index to Exhibits on sequentially numbered page 81, which immediately precedes such exhibits.


                      XCL Ltd. and Subsidiaries
            Schedule VIII-Valuation and Qualifying Accounts
          For the Years Ended December 31, 1994, 1993 and 1992
                        (thousands of dollars)

                                                     Additions
                                              -----------------------
                                  Balance at    Charged      Charges             Balance at
                                 Beginning of   to costs     to other              End of
          Description                 Year     and expenses  accounts  Deduction   Year
         -------------           ------------  ------------  --------  --------- ----------
1994:
Allowance for doubtful trade
 accounts receivable               $  163        $    -       $    -    $    50   $  113
1993:
Allowance for doubtful trade
 accounts receivable               $   63        $  100       $    -    $     -   $  163
1992:
Allowance for doubtful trade
 accounts receivable               $   63        $    -       $    -    $     -   $   63

                         SIGNATURES
                         ----------

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  XCL LTD.


                                 /s/ Marsden W. Miller, Jr.
April 13, 1995                By:___________________________
                                  Marsden W. Miller, Jr.
                                  Chairman and Chief Executive
                                  Officer

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

   Signature                Title                       Date
  ----------               ------                      -----

/s/ Marsden W. Miller, Jr.
__________________________   Chairman of the Board April 13, 1995
Marsden W. Miller, Jr.       and Chief Executive
                             Officer

/s/ Pamela G. Shanks
_________________________   Vice President-Finance April 13, 1995
Pamela G. Shanks            and Chief Financial
                            Officer and Principal
                            Accounting Officer
/s/ John T. Chandler
_________________________   Director               April 13, 1995
John T. Chandler

/s/ David A. Melman
_________________________   Director               April 13, 1995
David A. Melman

/s/ Edmund McIlhenny, Jr.
_________________________   Director               April 13, 1995
Edmund McIlhenny, Jr.

/s/ Fred Hofheinz
_________________________   Director               April 13, 1995
Fred Hofheinz

/s/ Arthur W. Hummel, Jr.
_________________________   Director               April 13, 1995
Arthur W. Hummel, Jr.

/s/ Michael Palliser
_________________________   Director               April 13, 1995
Michael Palliser

/s/ Francis J. Reinhardt
_________________________   Director               April 13, 1995
Francis J. Reinhardt, Jr.